Registration No. 333-191801

As filed with the Securities and Exchange Commission on June 26, 2014.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-effective Amendment No. 2 to

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PRIME MERIDIAN HOLDING COMPANY

(Exact name of registrant as specified in its charter)

Florida	6022	27-2980805
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1897 Capital Circle NE, Second Floor

Tallahassee, Florida 32308

(850) 907-2301

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Sammie D. Dixon, Jr.

1897 Capital Circle NE, Second Floor

Tallahassee, Florida 32308

(850) 907-2301

(Name, address, including zip code, and telephone number,

including area code of agent for service)

Copies of all communications, including copies of all communications sent to agent for service, should be sent to:

A. George Igler, Esq.

Richard Pearlman, Esq.

Adams and Reese LLP

2457 Care Drive

Tallahassee, Florida 32308

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ❑

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ❑

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ❑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a nonaccelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer:	❑	Accelerated filer:	❑
Nonaccelerated filer:	❑	Smaller reporting company:	☑

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Amount to be Registered	Proposed Maximum Price Per Share	Proposed Maximum Aggregate Offering Price	Registration Fee
Common Stock	1,200,000	$12.50	$15,000,000	$1,932[1]

[1]	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Explanatory Note

This Amendment is for the purpose of: (i) amending the Distribution subsection of the Plan of Distribution and the Offering section of the registration statement and Prospectus to describe the engagement of a broker-dealer to offer and sell Prime Meridian Holding Company’s (hereinafter referred to as PMHC) shares in this offering in Alabama and Virginia; (ii) incorporating into this registration statement certain documents, including PMHC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and Quarterly Report on Form 10-Q for the period ending March 31, 2014; and (iii) updating other information in the Prospectus.

PROSPECTUS

PRIME MERIDIAN HOLDING COMPANY

Up To 1,200,000 Shares of Common Stock

Prime Meridian Holding Company is selling up to 1,200,000 shares of its Common Stock for $12.50 per share. The minimum amount of shares to be purchased by any investor is 500 shares and the maximum amount of shares to be purchased by any investor is 80,000. We reserve the right, in our sole discretion, to accept subscriptions for a lesser or greater number of shares. This Offering will continue on an ongoing basis until no later than December 31, 2014, unless extended by us in our sole discretion. We may elect, in our sole discretion, to end this Offering prior to the expiration date. There is no minimum number of shares we must sell in this Offering. The proceeds from this Offering will be immediately available to us regardless of the number of shares sold.

Shares of our Common Stock are not listed on any national securities exchange, the Nasdaq Stock Market, or quoted in any other securities market.

We have engaged Allen Mooney & Barnes Brokerage Services, LLC as a broker-dealer to assist in the states of Alabama and Virginia in the sale of up to 320,000 of the shares on a best-efforts basis. As compensation, we will pay our broker-dealer a sales commission of 25 basis points and reimbursements of up to $5,000 in accounted for, out-of-pocket expenses. Certain of our directors and officers will also offer and sell the shares of Common Stock on a best-efforts basis without compensation. We believe they will not be deemed to be brokers or dealers due to Rule 3a4-1 under the Securities Exchange Act of 1934.

Investing in our Common Stock involves a high degree of risk which is described in the “Risk Factors” section beginning on page 10 of this Prospectus.

Additional important information is also contained in the documents incorporated by reference into this Prospectus (see “Where You Can Find More Information” and “Documents Incorporated By Reference” on page ii of this Prospectus).

These securities are not deposits, accounts, or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements.

	Per Share	Total
Public Offering Price	$12.50	$15,000,000
Sales Commission*	$0.03125	$10,000	*
Proceeds to us, before estimated expenses of $300,000	$12.46875	$14,990,000

*	Will only be paid on up to 320,000 shares

The date of this Prospectus is June    , 2014.

FORWARD-LOOKING STATEMENTS

This Prospectus, including information incorporated herein by reference, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “project,” “is confident that,” and similar expressions are intended to identify these forward-looking statements. These forward-looking statements involve risk and uncertainty and a variety of factors could cause our actual results and experience to differ materially from the anticipated results or other expectations expressed in these forward-looking statements. We do not have a policy of updating or revising forward-looking statements except as otherwise required by law, and silence by management over time should not be construed to mean that actual events are occurring as estimated in such forward-looking statements.

Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors that could have a material adverse effect on our operations and the operations of our subsidiary, Prime Meridian Bank, include, but are not limited to, changes in:

•    the “Risk Factors” described beginning on page 10;

•    general economic conditions;

•    legislative/regulatory changes;

•    monetary and fiscal policies of the U.S. Government;

•    the quality and composition of our loan or investment portfolios;

•    competition;

•    demand for loan and deposit products;

•    demand for financial services in our primary trade area;

•    litigation, tax, and other regulatory matters;

•    accounting principles and guidelines; and

•    other economic, competitive, governmental, regulatory, or technological factors affecting us.

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this Prospectus (and in the documents incorporated by reference herein). We have not authorized any other person to provide you with different information. We are not making an offer to sell our Common Stock in any jurisdiction in which the offer or sale is not permitted.

Neither we, nor any of our officers, directors, agents, or representatives make any representation to you about the legality of an investment in our Common Stock. You should not interpret the contents of this Prospectus to be legal, business, investment, or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, business, financial, tax, and other issues that you should consider before investing in our Common Stock.

No action is being taken in any jurisdictions outside the United States to permit a public offering of the Common Stock or possession or distribution of this Prospectus in those jurisdictions. Persons who come into possession of this Prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions that apply in those jurisdictions to this Offering or the distribution of this Prospectus.

As used herein, “PMHC” or “Company” refers to Prime Meridian Holding Company on a parent-only basis, “Bank” refers to our wholly-owned subsidiary, Prime Meridian Bank, and “Prime Meridian,” “we,” “us,” and “ours” refer to the Company and the Bank on a consolidated basis.

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WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934. As a result, we file annual, quarterly and special reports, and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any document we file with the SEC at its public reference room at 100 F Street NE, Washington, DC 20549. You can call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available free of charge to the public at the website maintained by the SEC at www.sec.gov, as well as on our website at www.primemeridanbank.com, which may also be reached at www.TryMyBank.com.

This Prospectus is part of a Registration Statement and does not contain all of the information included in the related Registration Statement. Whenever a reference is made in this Prospectus to any contract or other document of ours, you should refer to the exhibits that are a part of the Registration Statement for a copy of the referenced contract or document. Statements contained in this Prospectus concerning the provisions of any documents are necessarily summaries of those documents, and each statement is qualified in its entirety by reference to the copy of the document filed with the Securities and Exchange Commission. You should review the information and exhibits included in the Registration Statement for further information about us and the securities being offered.

DOCUMENTS INCORPORATED BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be a part of this Prospectus. Information contained in this Prospectus supersedes information incorporated by reference that we have filed with the Securities and Exchange Commission prior to the date of this Prospectus.

We incorporate by reference the documents listed below, except to the extent that any information contained in any such document is deemed “furnished” in accordance with Securities and Exchange Commission rules:

•	Our Annual Report on Form 10-K for the year ended December 31, 2013 filed with the Securities and Exchange Commission on March 28, 2014 (File No. 333-191801);

•	Our Quarterly Report on Form 10-Q for the period ended March 31, 2014 filed with the Securities and Exchange Commission on May 13, 2014; and

•	Our Current Reports on Form 8-K filed with the Securities and Exchange Commission on January 31, 2014, February 12, 2014, April 24, 2014, and May 16, 2014 (excluding information or documents furnished but not filed therewith) (File No. 333-191801)

On the written or oral request for each person to whom a copy of this Prospectus is delivered, we will provide, at no cost, a copy of any or all of the documents incorporated by reference in this Prospectus, except the exhibits to those documents, unless the exhibits are specifically incorporated by reference.

You may read and copy any of these documents at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington, DC, 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information. The Securities and Exchange Commission maintains an internet site that contains reports, proxy and other information statements and other information regarding issuers that file electronically with the Securities and Exchange Commission. Our Securities and Exchange Commission filings are also available to the public from the Securities and Exchange Commission’s website at http://www.sec.gov, as well as on our website at www.primemeridanbank.com, which may also be reached at www.TryMyBank.com. Information on our website is not incorporated by reference herein, and our web addresses are included as an inactive textual reference only. Upon written or oral request of any person, we will provide, without charge, a copy of any or all of the documents incorporated herein by reference, other than

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exhibits to the documents, unless the exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates. Requests for copies in writing or by telephone should be directed to: Kathleen C. Jones, Chief Financial Officer, Prime Meridian Holding Company, 1897 Capital Circle NE, Tallahassee, Florida 32308, or (850) 907-2301.

You should rely only upon the information provided in this document, or incorporated in this document by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this document, including any information incorporated by reference, is accurate as of any date other than the date indicated on the front cover or the date given in the applicable document.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

As a company with less than $1.0 billion in gross revenue during our last fiscal year, we qualify as an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act (“JOBS Act”). An EGC may take advantage of reduced regulatory and reporting requirements that are otherwise generally applicable to public companies. As an EGC: (i) we are permitted to provide only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations; (ii) we are permitted to provide less than five years of selected financial data (iii) we are exempt from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act; (iv) we are permitted to provide less extensive disclosure about our executive compensation arrangements; and (v) we are not required to hold nonbinding advisory votes on executive compensation or golden parachute arrangements.

In addition to scaled disclosure and the other relief described above, the JOBS Act permits us to utilize an extended transition period for complying with new or revised accounting standards affecting public companies. However, we have elected not to take advantage of this extended transition period, which means that the financial statements incorporated by reference into this Prospectus, as well as any financial statements that we file in the future, will be subject to all new or revised accounting standards generally applicable to public companies. Our election not to take advantage of the extended transition period is irrevocable.

We may take advantage of these provisions for up to five years, unless we earlier cease to be an EGC. We will cease to be an EGC if we have more than $1.0 billion in annual gross revenues, have more than $700.0 million in market value of our Common Stock held by nonaffiliates as of any June 30, or issue more than $1.0 billion of nonconvertible debt in a three-year period. We may choose to take advantage of some but not all of these reduced burdens. We have elected in this Prospectus to take advantage of scaled disclosure requirements relating to the Management’s Discussion and Analysis of Financial Condition and Results of Operations and the disclosure about our executive compensation arrangements.

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PROSPECTUS SUMMARY

The following Summary highlights selected information that is contained elsewhere in this Prospectus. This Summary may not contain all the information you should consider before investing in our Common Stock. You should read this entire Prospectus carefully, including “Risks Factors” and the financial statements, before making an investment decision.

General

Prime Meridian Holding Company is headquartered in Tallahassee, Florida and offers a broad range of banking services to the Tallahassee Metropolitan Statistical Area (“MSA”) through our wholly-owned banking subsidiary, Prime Meridian Bank. Currently, we have two offices, both of which are located in Tallahassee, Florida, our primary market area, however, we also serve the surrounding North Florida, South Georgia, and South Alabama areas. We believe that our market area exhibits attractive demographic attributes by being located in the county of Florida’s State Capital.

The Company is located at 1897 Capital Circle NE, Second Floor, Tallahassee, Florida 32308 in the Bank’s second and newest location, which opened on February 21, 2012. The Bank continues to serve clients from its original office, located at 1471 Timberlane Road, Suite 124, Tallahassee, Florida 32312. The Bank opened for business on February 4, 2008. The Company was incorporated on May 25, 2010, under the laws of the State of Florida and became the parent bank holding company of the Bank on September 16, 2010. Since opening in 2008, the Bank has conducted a general banking business and has grown to forty-one full time equivalent (“FTE”) employees as of March 31, 2014.

In order to provide a high level of service, we adopted a strategy to build a culture and brand that would cultivate more than just a place for someone to complete a transaction; we wanted a culture that supported client relationship banking. We have found that as a result of relationship banking, many of our clients refer us to others, which we believe is a client’s greatest compliment.

Five core principles were developed and adopted by our team to support our actions and guide our decisions. These principles are frequently reviewed with our team as part of our effort to maintain our culture and they are as follows:

•	Passion – A level of intense excellence and commitment that goes over and above merely meeting the commercial considerations and legal requirements – Never give up. Never settle for mediocrity. Never let fear hamper us from taking chances. Above all, Never let a cynic stand in our way.

•	Grace – Providing a high level of service, with courtesy and compassion. Having an awareness of how our actions, body language, and words affect others. Learning to master a mindful, calm response to any situation.

•	Integrity – Doing the right thing, simply because it is the right thing to do, based on a firm adherence to the Bank’s three way test: (1) Is it right by the client? (2) Is it right by the Bank? (3) Is it legally, morally, and ethically correct?

•	Tenacity – A culture of looking at new ideas, tackling challenges and overcoming obstacles in order to meet our clients’ needs.

•	Accountability – Accepting full and ultimate responsibility for the situation or action at hand.

These core principles and the Bank’s three way test also serve as the foundation for our motto and operating strategy of, “Let’s think of a few good reasons why it CAN be done!” which is the overarching concept for our Company and team.

Our Competitive Strengths

We have positioned the Company to accomplish its mission statement of: “Building bankers to serve our clients and community in order to optimize shareholder value.” The result has yielded the following competitive strengths:

Experienced and engaged management team with the support of a local Board of Directors: Our management team is led by Sammie D. Dixon, Jr., the Chief Executive Officer and President of the Company and the Bank, who began his banking career in 1997 and was one of the founders of the Bank. During his banking career, he was a Senior Vice President and Commercial Sales Manager for Regions Bank in Tallahassee, Florida. He also served as Chief Executive Officer and President for Bank of Thomas County, Georgia. The other three members of our executive management team are Kathleen C. Jones, Chris L. Jensen, Jr., and Susan Payne Turner. Mrs. Jones is the Bank’s and Company’s Executive Vice President and Chief Financial Officer and has also been with the Bank since its inception. Prior to joining the Bank, she spent 36 years with SunTrust Bank and its predecessor institutions; she served as the North Florida Regional Senior Vice President and Senior Banking Operations Manager. Mr. Jensen has been in banking for more than 30 years and has been with the Bank since its inception; he serves as the Bank’s Executive Vice President and Senior Lender and the Company’s Executive Vice President. Previously in his career, he served as Tallahassee’s and Panama City’s Market President for SouthTrust Bank and later, Tallahassee Market President for Regions Bank. Mrs. Turner is an Executive Vice President and the Chief Risk Officer at the Bank. She brings 28 years of banking experience in many areas including operations, marketing, compliance, finance, and she previously served as the Chief Financial Officer of another community bank. Mr. Dixon, Mrs. Jones, and Mr. Jensen also serve on the Bank’s and Company’s Board of Directors, along with eleven other directors from our community, including the Chairman of both Boards, Richard A. Weidner, CPA. As of March 31, 2014, our directors and executive officers beneficially owned 32.37% actual and 20.81% diluted of the Company’s Common Stock. We have an average of 30 years of experience within our executive management team, which coupled with the energy and enthusiasm of our entire banking team, provides us with a competitive strength.

Strong Brand and Culture. We believe our reputation and brand within our market have resulted in a pleasant banking environment for our clients. We have developed a reputation of being actively involved in our community. Between our Board and management, we are involved in over thirty-five (35) not-for-profit organizations in our community; donating both time and resources to assist those who help our community become a better place to live and work. We understand that brand and culture are extremely important for how a company is perceived by its community. Every aspect of our brand is strategically considered and implemented to ensure that the foundation of our existence remains constant. We want our culture to build bankers who will provide the superior level of service that each client deserves. It is important to us to motivate our team members and encourage them to have a thoughtful approach to their client relationships.

Expertise in Commercial Lending. As a result of the recent unstable and sluggish economic environment, generating well underwritten, quality loans has been a priority, but doing so has been difficult for many financial institutions. In the current environment, our lenders have been able to drive quality commercial loan growth. This is a result of being able to provide clients with access to knowledgeable, experienced lenders who are able to respond to a broad range of business needs and who positively foster the client relationships. In addition to our expertise, the ability to approve loans at a local level has generated a faster response time for clients. We believe the quicker response time has resulted in a pricing advantage for us; we frequently find we are the lender of choice, even when our pricing is higher.

Effective and Flexible Technology. In the banking industry of today, utilizing current technology is a necessity and we value our electronic suite of products; they are considered to be part of our core banking products. Being able to provide our clients with remote deposit capture, mobile capture, internet banking, and mobile banking creates greater banking flexibility. As we continue to expand and prepare for future technology needs, we have invested resources to have the proper infrastructure in place. We also host our data and items processing in-house, resulting in greater control and accountability for our daily functions.

Stable and Scalable Platform. Since the recent economic crisis began in 2008, many of our competitors have suffered significant operating and regulatory challenges resulting in decreased service to their customers. Since the Bank opened its doors for operation, we have maintained a well capitalized stable banking platform with sound asset quality. As of March 31, 2014, we had an 8.69% tangible common equity ratio, an 8.68% tier 1 leverage capital ratio, a 13.67% tier 1 risk-based capital ratio, and a 14.92% total risk-based capital ratio. Contributing to our stability is our track record of sound asset quality trends coupled with a strong credit culture. As of March 31, 2014, we have had no foreclosures or other real estate owned (“OREO”), our level of nonperforming assets, consisting of nonaccrual loans and OREO as a percentage of total assets was 0.65% (w/o TDRs), and restructured loans as a percentage of total loans equaled 0.12%. Our total net charge-offs since inception of the Bank have been $516,000 and our year-to-date annualized net charge-offs equated to (0.04%) of total assets. We believe these results are because of our underwriting standards, experienced loan officers, diligent monitoring of our loan portfolio, and our close ties to our clients. Additionally, our management team brings prior experience from larger banks. We have utilized their knowledge to build a scalable corporate infrastructure with the capacity and capability to support continued organic growth and future acquisitions, while also improving operational efficiencies.

Our Operating Strategy

Our business strategy and plan focuses on traditional, relationship-based banking. It is supported by our core principles that guide our activities as we follow policies and procedures that allow us to operate our community bank under sound and prudent banking practices. The principles which guide us are passion, grace, integrity, tenacity, and accountability. It is through these principles that we developed our three-way test of accountability: Is it right by the client? Is it right by the Bank? and Is it legally, morally, and ethically correct? These principles and questions of accountability support our motto, “Let’s think of a few good reasons why it CAN be done!” As a result, we have been able to offer high-quality service, build long-term relationships, and create a disciplined risk management system.

The creativity and flexibility in our organizational structure has generated a strong risk management culture and a high level of understanding about our market from our management team. The banking experience of our team and high-quality client service distinguishes us from other banks. We believe it is through this foundation that we will be able to expand our products and services to our clients resulting in steady, long-term growth. Our culture is focused on meeting our clients’ needs at a level that contributes to an increased depth of relationship which in turn supports client retention, enhanced profitability, and clients sharing their banking experiences with family, friends, and other businesses.

We are committed to being a successful community bank and being a good business partner within our communities. We believe our active community involvement and business development strategies, in conjunction with our client relationship culture, comprise a successful plan for developing new relationships and enhancing existing ones.

Growth

Our deposits increased to $187.5 million as of March 31, 2014, compared to $183.4 million as of December 31, 2013 and $146.7 million as of December 31, 2012, a 2.2% increase over year-end 2013 and a 27.8% increase over year-end 2012. Total assets as of March 31, 2014 were $214.5 million, compared to $206.5 million at December 31, 2013 and $169.7 million as of December 31, 2012. The 3.9% increase over year-end

2013 and the 26.4% increase over year-end 2012 are from organic growth supported through core deposits and loans. Net income grew from $1.0 million for the year ended December 31, 2012 to $1.1 million for the year ended December 31, 2013. Although net income for the quarter ended March 31, 2014 was $256,000, down $38,000 from the same period a year ago, the decrease was driven primarily by a $229,000 gain on sale of loans that was realized in the first quarter of 2013, compared to a $28,000 gain on sale of loans recorded in the first quarter of 2014. Net interest income (before provision for loan losses) during this same period increased 23.3% from $1.4 million to $1.7 million.

Core Deposits. We believe that our growth in core deposits is attributed to our efforts to provide a superior client relationship banking experience. Core deposits are deposits made by clients in the Bank’s market area who tend to be loyal and consistent. These deposits are more stable, cost less, and reprice more slowly than other deposits when interest rates rise. We believe that we have created a strong business development and sales culture which in turn creates an effective platform for future organic growth. As a result of these efforts, noninterest-bearing deposits increased to 31.5% of total deposits as of March 31, 2014.

Loans. Even though we have experienced generally soft loan demand and economic uncertainty during the last few years, organic growth provided us with the opportunity to soundly grow our loans while maintaining our prudent credit underwriting standards. As of March 31, 2014, total loans were at $127.0 million, a 3.25% increase from December 31, 2013. We have kept our focus on serving the credit needs of our communities and have relied on sound banking principles to identify qualified borrowers. Due to financial challenges faced by many of our competitors, we have seen increased opportunities in our market.

Lending Activities

Our Bank offers a range of lending services and products, providing loans to small businesses, commercial and small to medium-sized companies and their owners. In addition, we have provided loans to not-for-profit organizations and consumers, while maintaining strong and disciplined credit policies and procedures. Included in our array of loan products are commercial real estate loans, commercial loans for equipment financing and lines of credit. All loan products are provided on a nondiscriminatory basis throughout our lending area. Loans for retail lending include residential first and second mortgage loans, home equity lines of credit, and consumer installment loans for cars, trucks, boats, and other recreational vehicles. Many of our connections in retail consumer lending are driven by our relationships with commercial clients and shareholders.

Our lending products are marketed through campaigns that focus on our team and the reasons clients should “Try My Bank,” a common slogan used in our advertisements and as a website link: www.TryMyBank.com. Clients must meet our sound credit requirements in order to be considered qualified borrowers. Our client relationships and the networks these relationships offer are additional channels to provide information about our lending products. Our business development and marketing strategy targets businesses which have annual revenues up to $25 million. Even though we are successful with having loan and deposit relationships with these businesses, we also are here to serve the needs of consumers. Some of the largest employers in the Tallahassee area are state and local government and agencies, higher education institutions, and health care providers.

Loan Portfolio Composition. The Company has divided the loan portfolio into three main segments and five portfolio classes, each with different risk characteristics and methodologies for assessing risk. All loans are underwritten based upon standards set forth in the policies approved by the Company’s Board of Directors. The portfolio segments and classes identified by the Company are as follows:

Real Estate Mortgage Loans. Real estate mortgage loans are typically divided into three classes: commercial, residential and home equity, and construction loans. The real estate mortgage loans are as follows:

Commercial Real Estate Loans. Loans of this type are typically our more complex loans; this category consists of real estate loans secured by mortgages on commercial property.

Residential Real Estate Loans. This category of loans includes first and second one-to-four family mortgage loans, non-owner occupied one-to-four family mortgage loans and home equity lines of credit. As of March 31, 2014, 85% of our residential mortgages were first mortgages and 15% were second mortgages.

Construction Loans. Typically, these loans have a term of one to two years and interest is paid monthly. This portion of our loan portfolio includes loans to small-to-medium sized businesses to construct owner-user properties, loans to developers of commercial real estate investment properties, and residential development loans.

Commercial Loans. We offer a wide range of commercial loans, including business term loans, equipment financing, and lines of credit. Small-to-medium sized businesses, retail, and professional establishments, make up our target market for commercial loans.

Consumer Loans. Consumer loans are the smallest portion of our loan portfolio. These loans are made for various consumer purposes, such as automobiles, boats, and recreational vehicles.

The Bank’s loan portfolio as of March 31, 2014, consisted of approximately 36.1% commercial real estate loans, 32.4% residential real estate loans, 9.4% construction loans, 20.6% commercial loans, and 1.5% consumer and other loans. Commercial loans are primarily underwritten on borrowers’ abilities to service debt out of their income.

Deposits

Our primary sources of deposits are PMHC shareholders and directors, and other residents and businesses located in Tallahassee and other areas of Leon County, Florida. We focus on core deposits, consisting of personal checking, NOW accounts, savings accounts, business checking, money-market accounts, and certificates of deposits. We have not accepted brokered deposits, nor have we participated in the Certificate of Deposit Account Registry Service (“CDARS”). As of March 31, 2014, deposits from Directors and Executive Officers totaled $13.8 million.

Competition

Our competition is made up of a wide range of financial institutions, including credit unions, local, regional, and national commercial banks. According to the Annual Deposit Report produced by the FDIC, total deposits in the Tallahassee area grew from approximately $4.5 billion to $4.8 billion from June 30, 2008 to June 30, 2013. During this time period, five institutions serving the Tallahassee MSA were consolidated into out-of-state institutions altering the financial landscape of our market areas. Today, there are 32 financial institutions serving Tallahassee; 17 of these are banks and 15 are credit unions. Four of the banks are headquartered in Leon County, including Prime Meridian Bank. As of June 30, 2013, Prime Meridian Bank had a 3% share of the deposits in the Tallahassee MSA.

Although competition in our market remains strong, we believe that our client relationship philosophy and culture has assisted us in maintaining a strong level of growth. We also are actively engaged in Small Business Administration guaranteed financing to support local borrowers who might not otherwise qualify for conventional financing, while mitigating our credit risk and earning fee income by selling the guaranteed portion of some of these loans.

Many of our competitors are much larger financial institutions with greater financial resources. It is not our goal to compete on all products and services, but to support the product mix that best suits our strategic plan. This strategy has yielded solid growth for our Bank.

Other important competitive factors that have contributed to our success in our market area include convenient office hours, electronic banking products, quality of client service, community reputation, quality of our banking team, capacity and willingness to extend credit, and our ability to offer cash management and other commercial banking services. Many of our competitors’ approaches and processes may appear to be more efficient, however, these efficiencies may not allow for the same level of personal service we provide, in a wide range of products and services, to our clients. Although offering competitive rates is important, we believe that our greatest competitive advantages are our experienced management team, client relationship culture, and personal service.

THE OFFERING

Common Stock Offered:	Up to 1,200,000 shares of Common Stock $0.01 par value. As of March 31, 2014, 1,007,878 shares were still available for sale.

Common Stock Outstanding After This Offering:	Up to 2,699,499 shares of Common Stock.

The number of shares which may be outstanding after this Offering is based on the actual number of shares outstanding as of March 31, 2014, which was 1,691,621 shares. This number excludes stock options held by our officers and directors, outstanding as of March 31, 2014, to purchase 134,000 shares of Common Stock at a weighted-average exercise price of $10.01 per share.

Sales Price:	The sales price is not indicative of the market value for the Common Stock, either before or after the Offering, and is greater than the book value of $11.34 per share as of March 31, 2014, and the pro forma post-Offering book value of $11.44, if all of the offered shares are sold at that price.

Minimum Purchase Amount:	Each investor must purchase a minimum of 500 shares of Common Stock to participate in this Offering. However, we may, in our sole discretion, accept subscriptions for a lesser number of shares.

Maximum Purchase Amount:	No investor may purchase more than 80,000 shares of Common Stock in this Offering. In addition, no investor may purchase shares of Common Stock in this Offering if such purchase would require regulatory approval until and unless such investor obtains such approvals.

Dilution:	If you purchase shares of our Common Stock in this Offering, the book value of your shares will be diluted because the Offering price per share of our Common Stock exceeds the pro forma book value per share of our Common Stock after this Offering.

Expiration of Offering:	The Offering will expire at 5:00 p.m., Eastern Time, on December 31, 2014, unless we, in our sole discretion, extend the expiration date.

No Revocation:	Once we receive a subscription, it may not be revoked.

Discretion to Accept or Reject Subscriptions:	We reserve the right to reject, in whole or in part, any or all subscriptions we receive in the Offering.

No Board of Directors Recommendation:	Our Board of Directors is making no recommendation regarding participation in this Offering.

Use of Proceeds:	We intend to use the net proceeds of this Offering to maintain liquidity for the Company and to continue to support the loan and deposit growth of the Bank while maintaining strong capital levels. We may also consider branching or acquisition opportunities in the North Florida, South Georgia, and South Alabama markets. See “Use of Proceeds.” Because there is no minimum number of shares that must be sold in this Offering, all funds collected will be immediately available to the Company.

Where You Can Find More Information:	Our principal executive offices are located at 1897 Capital Circle NE, Second Floor, Tallahassee, Florida 32308. If you have any questions regarding the Offering or need additional copies of this Prospectus, please contact our Chief Executive Officer and President Sammie D. Dixon, Jr. at (850) 907-2301.

SUMMARY OF SELECTED FINANCIAL DATA

The summary financial data presented below as of and for the years ended December 31, 2013 and 2012, is derived from our audited financial statements, except for performance ratios, asset quality ratios and other data. Our audited financial statements as of and for the years ended December 31, 2013 and 2012 are incorporated by reference in this Prospectus. The summary financial data presented below as of and for the three month periods ended March 31, 2014 and 2013, is derived from our unaudited financial statements, also incorporated by reference in this Prospectus. The following Summary Financial Data should be read in conjunction with the other financial disclosures and discussions contained elsewhere in this Prospectus. Our historical results are not necessarily indicative of results to be expected in future periods.

	Unaudited At or For the Three Months Ending March 31,		At of For the Years Ending December 31,
	2014	2013	2013	2012
	(Dollars in thousands, except per share data.)
Balance Sheet Data:
Total assets	$214,521	$179,762	$206,473	$169,658
Loans Held for Sale	946	—	150	—
Total loans, net	125,191	106,313	121,220	93,400
Total deposits	187,472	156,716	183,365	146,729
Total shareholders’ equity	19,178	16,286	16,361	16,039
Income Statement Data:
Net interest income	1,715	1,391	6,266	4,932
Provision for loan and lease losses	29	184	513	473
Noninterest income	129	355	859	1,250
Noninterest expense	1,428	1,109	4,861	4,102
Income taxes	131	159	602	589
Net earnings	256	294	1,149	1,018
Per Common Share Outstanding Data:
Basic net earnings per common share	$0.17	$0.20	$0.77	$0.68
Diluted net earnings per common share	$0.17	$0.20	$0.76	$0.68
Book value per common share	$11.34	$10.91	$10.92	$10.72
Common shares outstanding	1,691,621	1,496,724	1,498,937	1,496,106
Average common shares outstanding:
Per basic	1,534,868	1,496,621	1,497,737	1,496,106
Per diluted	1,540,017	1,498,742	1,518,618	1,496,106
Performance Ratios:
Return on average assets	0.47%	0.67%	0.62%	0.69%
Return on average equity	6.15%	7.28%	7.08%	6.51%
Net interest margin	3.36%	3.39%	3.55%	3.54%
Asset Quality Ratios:
Allowance to loans	1.40%	1.33%	1.41%	1.31%
Allowance for loan losses to nonperforming loans	126.31%	1,421.78%	—	1,230.69%
Nonperforming loans to total loans	1.10%	0.25%	—	0.11%
Nonperforming assets to total assets	0.65%	0.05%	—	0.06%
Net charge-offs (recoveries) to average loans	(0.04%)	(0.03%)	0.02%	0.16%
Trouble debt restructurings to loans	0.12%	0.12%	0.20%	0.14%
Capital Ratios:
Total risk-based capital ratio (Bank)	14.92%	14.93%	13.66%	15.97%
Tier 1 risk-based capital ratio (Bank)	13.67%	13.68%	12.41%	14.78%
Tier 1 leverage capital ratio (Bank)	8.68%	8.97%	8.41%	9.67%
Total equity to total assets (Bank)	8.69%	9.03%	7.89%	9.42%
Other Data:
Number of full-time employees	41	33	38	34
Number of full-service branch offices	2	2	2	2

RISK FACTORS

The occurrence of some of the following events could reduce our profitability and return on equity and may cause the value of our stock to decrease. You should not invest in the shares unless you can afford to lose some of or all of your investment. Before investing, we encourage you to read this entire Prospectus, including the following risk factors.

RISKS RELATED TO OUR BUSINESS OPERATIONS

Some of our borrowers will not repay their loans, and losses from loan defaults may exceed the allowance we establish for that purpose, which may have an adverse effect on our business.

Consistent with the financial institution industry, some of our borrowers inevitably will not repay loans that we make to them. This risk is inherent in the banking business. The risk of credit losses on loans varies with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the value and marketability of the collateral for the loan. If a significant number of loans are not repaid, it will have an adverse effect on our earnings and overall financial condition.

Like all financial institutions, we maintain an allowance for loan and lease losses to account for possible loan defaults and nonperformance. The allowance for loan and lease losses reflects our best estimate of probable losses in the loan portfolio at the relevant time. This evaluation is based primarily upon the following: a review of our historical loan loss experience as adjusted for certain qualitative factors discussed in this Prospectus; known risks contained in the loan portfolio; known risks for each segment of our loan portfolio; composition and growth of the loan portfolio; and certain economic factors. Despite our best efforts, and particularly due to the fact that we have a limited loan loss history, the determination of an appropriate level of loan loss allowance is an inherently difficult process and is based on numerous assumptions and estimations. As a result, our allowance for loan losses may not be adequate to cover our actual losses, and future provisions for loan losses may adversely affect our earnings.

Our recent results may not be indicative of our future results.

We may not be able to sustain our historical rate of growth any further. In addition, our recent growth may distort some of our historical financial ratios and statistics. Various factors, such as economic conditions, regulatory and legislative considerations and limitations, and competition, may also impede or prohibit our efforts to expand our market presence. If we experience a significant decrease in our historical rate of growth, our results from operations and financial condition may be adversely affected due to a high percentage of our operating costs being fixed expenses.

If the economic recovery in our market continues at or below the current pace for a prolonged period, our financial results could be adversely affected.

Our success will depend in large part on economic conditions in Tallahassee and Leon County, Florida. A prolonged slow economic recovery in our market could result in nonperforming assets, which may result in operating losses, impaired liquidity, and the erosion of capital. A variety of factors could create this scenario, including adverse developments in the local industries, reduction in state government staffing, or national disasters such as hurricanes, floods, or tornadoes.

Changes in interest rates affect our profitability and assets.

Our profitability depends to a large extent on the Bank’s net interest income, which is the difference between income on interest-earning assets such as loans and investment securities, and expenses on interest-bearing liabilities such as deposits and borrowings. We are unable to predict changes in market interest rates, which are affected by many factors beyond our control including inflation, economic recession, unemployment, money supply, domestic and international events, and changes in the United States and other financial markets. Our net interest income may be reduced if: (i) more interest-earning assets than interest-bearing liabilities reprice or mature during a time when interest rates are declining; or (ii) more interest-bearing liabilities than interest-earning assets reprice or mature during a time when interest rates are rising.

Changes in the difference between short and long-term interest rates may also harm our business. For example, short-term deposits may be used to fund longer-term loans. When differences between short-term and long-term interest rates shrink or disappear, as has occurred in the current zero interest target rate policy environment, the spread between rates paid on deposits and received on loans could narrow significantly, decreasing our net interest income.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition.

Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, and other sources, could have a substantial negative effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities on terms that are acceptable to us could be impaired by factors that affect us specifically, the financial services industry, or economy in general. Factors that could negatively impact our access to liquidity sources include a decrease of our business activity as a result of a downturn in the markets in which our loans are concentrated, adverse regulatory action against us, or our inability to attract and retain deposits. For instance, one of our clients is a political action committee (“PAC”) that is expected to withdraw over $23 million in deposited funds over a nine month period during the second, third and fourth quarters of 2014. Our ability to borrow could be impaired by factors that are not specific to us, such as a disruption in the financial markets and diminished expectations or growth in the financial services industry.

Our loan portfolio includes commercial, real estate, and consumer and other loans that may have higher risks.

Our commercial real estate, residential real estate, construction, commercial, and consumer and other loans at March 31, 2014, were $45.8 million, $41.1 million, $11.9 million, $26.2 million, and $2.0 million, respectively, or 36.1%, 32.4%, 9.4%, 20.6%, and 1.5% of total loans. Commercial loans and commercial real estate loans generally carry larger balances and can involve a greater degree of financial and credit risk than other loans. As a result, banking regulators continue to give greater scrutiny to lenders with a high concentration of commercial real estate loans in their portfolios, and such lenders are expected to implement stricter underwriting standards, internal controls, risk management policies, and portfolio stress testing, as well as higher capital levels and loss allowances. The increased financial and credit risk associated with these types of loans are a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the size of loan balances, the effects of general economic conditions on income-producing properties, and the increased difficulty of evaluating and monitoring these types of loans.

Our continued pace of growth may require us to raise additional capital in the future, but that capital may not be available when it is needed.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. Our ability to raise additional capital will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, there is no assurance as to our ability to raise additional capital if needed on terms acceptable to us. If we cannot raise additional capital to support our growth, our ability to further expand our operations through internal growth and acquisitions could be materially impaired.

Both our industry and our primary service area are highly competitive.

There are a number of national and regional financial institutions that compete with us in our primary service area, both within Tallahassee and in all of Leon County, Florida. By virtue of their larger capital resources, such institutions have significantly greater lending limits than we have, and these financial institutions have the ability to offer a greater mix of financial products and services than we are able to provide. In addition, we are also competing with other financial institutions, such as savings and loan associations and credit unions, for deposits and loans. Most of our competitors benefit from a more established market presence, greater capital, and a larger asset and lending base. As a result, we cannot anticipate the extent to which such competition may negatively affect our ability to operate profitably.

Our lending limit per borrower will continue to be lower than many of our competitors which may discourage potential clients and limit our loan growth.

The Bank’s legally mandated lending limit is lower than that of many of our larger competitors because we have less capital. At March 31, 2014, our legal lending limit for loans was approximately $4.1 million to any one borrower on a secured basis and $2.4 million on an unsecured basis. Although we have not experienced this to date, our lower lending limit may discourage potential borrowers with loan needs that exceed our limit from doing business with us. This may restrict our ability to grow. We attempt to serve the needs of these borrowers by selling loan participations to other institutions, but this strategy may not always succeed.

A significant portion of our loan portfolio is secured by real estate in our geographic markets and events that negatively impact the real estate market in our primary market could hurt our business.

Our interest-earning assets are heavily concentrated in mortgage loans secured by real estate, particularly real estate located in Leon County, Florida. As of March 31, 2014, approximately 77.9% of our loans had real estate as a primary or secondary component of collateral. The real estate collateral, in each case, provides an alternate source of repayment in the event of default by the borrower; however, the value of the collateral may decline during the time the credit is extended. Real estate values and real estate markets are generally affected by a variety of factors including changes in economic conditions; fluctuations in interest rates; the availability of credit; changes in tax laws and other governmental statutes, regulations, and policies; and acts of nature. If we are required to liquidate the collateral securing a loan during a period of reduced real estate values to satisfy the debt, our earnings and capital could be adversely affected.

This concentration of loans subjects us to risks if there is a downturn in the economy or a recession similar to the one our country has just experienced. A downturn could result in decreased loan originations and increased delinquencies and foreclosures, which could more greatly affect us than if our lending were more geographically diversified. In addition, since a large portion of our portfolio is secured by properties located in Leon County, Florida, the occurrence of a natural disaster, such as a hurricane, or a man-made disaster could result in a decline in loan originations, a decline in the value or destruction of mortgaged properties, and an increase in the risk of delinquencies, foreclosures or loss on loans originated by us.

Future economic growth in our market area may be slower compared to previous years.

The State of Florida’s population growth historically has exceeded national averages. Consequently, the state has experienced substantial growth in new business formation and public works spending. Although recently home prices have increased due to moderate economic growth and migration into our market area, growth in our market area may still be restrained in the near term. Any decrease in existing and new home sales limits lending opportunities and negatively affects our income. Additionally, a decline in property values could lead to valuation adjustments on our loan portfolio.

Our business strategy depends on continued growth; therefore, our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively.

We intend to continue pursuing a growth strategy for our business. Our business prospects must be considered in light of the risks, expenses, and difficulties that are frequently encountered by companies in significant growth stages of development. In light of the prevailing economic conditions, we cannot assure you we will be able to expand our market presence in our existing market, successfully enter new markets, or that any such expansion will not adversely affect our results of operations. Failure to manage our growth effectively could have a material adverse effect on our business, future prospects, financial condition, or results of operations and could negatively affect successful implementation of our business strategy.

We may face risks with respect to future expansion.

We may engage in additional de novo branch expansion, expansion through acquisitions of existing branches of other financial institutions, or the acquisition of existing financial institutions in North Florida, South Georgia, or South Alabama. We may consider and enter into new lines of business or offer new products or services. Branch expansion, acquisitions, and mergers involve a number of risks, including, but not limited to: (i) the time and costs associated with identifying and evaluating potential acquisitions and merger partners; (ii) inaccurate estimates and judgments regarding credit, operations, management, and market risks of the target institutions; (iii) the time and costs of evaluating new markets, hiring experienced local management, opening new offices, and the time lags between these activities and the generation of sufficient assets and deposits to support the costs of the expansion; (iv) our ability to finance an acquisition and possible dilution to our existing shareholders; (v) the diversion of our management’s attention to the negotiation of a transaction, and the integration of the operations and personnel of the combining businesses; (vi) our ability to penetrate new markets when we lack experience in those markets; (vii) the strain of growth on our infrastructure, staff, internal controls and management, which may require additional personnel, time, and expenditures; (viii) exposure to potential asset quality issues with acquired institutions; (ix) the introduction of new products and services into our business that could prove costly; and (x) the possibility of unknown or contingent liabilities.

We may incur substantial costs to expand and we can give no assurance such expansion will result in the levels of profits we seek. There can be no guarantee that integration efforts of any future mergers or acquisitions will be successful. Also, we may issue equity securities, including Common Stock and securities convertible into shares of our Common Stock in connection with a future acquisition, which could cause ownership and economic dilution to our current shareholders and to investors purchasing Common Stock in this Offering.

We are dependent on key executive officers, the loss of which may be detrimental to our operations.

We are dependent on certain executive officers of the Bank, namely our Chief Executive Officer and President, our Executive Vice President and Chief Financial Officer, our Executive Vice President and Senior Lender and our Executive Vice President and Chief Risk Officer, for their leadership and oversight in all aspects of our operations and the unexpected loss of any of these personnel could adversely affect our operations.

LEGAL AND REGULATORY RISKS

We are subject to government regulation and monetary policy that could constrain our growth and profitability.

We are subject to extensive federal government supervision and regulations that impose substantial limitations with respect to lending activities, purchases of investment securities, the payment of dividends, and many other aspects of the banking business. Many of these regulations are intended to protect depositors, the public, and the Federal Deposit Insurance Corporation (“FDIC”), but not our shareholders. Future legislative enactments or governmental policy could adversely affect the banking industry and our operations. Federal economic and monetary policy may also affect our ability to attract deposits, make loans, and achieve our planned operating results.

Recent legislative and regulatory initiatives could affect our operations.

The Dodd-Frank Act, enacted in 2010, has increased and will continue to increase the regulation and oversight of the financial services industry. The Dodd-Frank Act addresses, among other things, systemic risk, capital adequacy, deposit insurance assessments, consumer financial protection, interchange fees, derivatives, lending limits, thrift charters, and changes among the banking regulatory agencies. Some provisions of the Dodd-Frank Act became effective immediately upon its enactment. Many provisions, however, will require regulations to be promulgated by various federal agencies in order to be implemented, some of which have already been proposed and enacted by the applicable federal agencies. Certain provisions will not apply to banking organizations with less than $10 billion of assets; however, the provisions of the Dodd-Frank Act may have unintended effects on smaller banks, which will not be clear until implementation.

The changes resulting from the Dodd-Frank Act may impact the profitability of our business activities, require changes to some of our business practices, or otherwise adversely affect our business, as would other regulatory initiatives that may become effective. These changes may also require us to invest significant management attention and resources to evaluate and make any changes necessary to comply with new statutory and regulatory requirements. It may also require us to hold higher levels of regulatory capital and/or liquidity and it may cause us to adjust our business strategy and limit our future business opportunities. We cannot predict the effects of this legislation and the corresponding regulations on us, our competitors, or on the financial markets and economy, although it may significantly increase costs and impede efficiency of internal business processes.

Additionally, as of July 2013, the FDIC approved revisions to its capital adequacy guidelines and prompt corrective action rules that implement the revised standards of the Basel Committee on Banking Supervision, commonly called Basel III, and address relevant provisions of the Dodd-Frank Act. Basel III and the regulations of the federal banking agencies require bank holding companies and banks to undertake significant activities to demonstrate compliance with the new and higher capital standards that will be phased in beginning in January 2015. Compliance with these rules will impose additional costs on the Company and the Bank.

Our information systems may experience an interruption or security breach.

We rely heavily on communications and information systems to conduct our business. We also provide our clients the ability to bank electronically through online banking, remote capture, mobile capture, and mobile banking. The secure transmission of confidential information over the internet is a critical element of banking online. Our network could be vulnerable to unauthorized access, computer viruses, phishing schemes, and other security problems. Any failure, interruption, or breach in the security of these systems could result in disruptions in our client relationship management, general ledger, deposit, loan, and other systems. While we have policies and procedures designed to prevent or limit the effects of possible failure, interruption, or security breach of our information systems, there can be no assurance that any such failure, interruption or security breach will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failure, interruption, or security breach of our information systems could damage our reputation, result in a loss of client business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability. While we do carry insurance to protect against losses resulting from such technology issues or breaches, we could be exposed to claims, litigation, and other possible liabilities that could exceed the maximum policy limits.

Florida financial institutions face a higher risk of noncompliance and enforcement actions with the Bank Secrecy Act and other Anti-Money Laundering statutes and regulations.

Since September 11, 2001, banking regulators have intensified their focus on Anti-Money Laundering and Bank Secrecy Act compliance requirements, particularly the Anti-Money Laundering provisions of the USA PATRIOT Act. There is also increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control. Since 2004, federal banking regulators and examiners have been extremely aggressive in their supervision and examination of financial institutions located in the State of Florida with respect to institutions’ Bank Secrecy Act and Anti-Money Laundering compliance. Consequently, a number of formal enforcement actions have been issued against Florida financial institutions.

In order to comply with regulations, guidelines, and examination procedures in this area, the Bank has been required to adopt new policies and procedures and to install new systems. If the Bank or future Bank acquisitions have policies, procedures, and systems that are deemed deficient, then the Bank would be subject to liability, including fines and regulatory actions such as restrictions on its ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of its business plan including its acquisition plans.

Higher FDIC deposit insurance premiums and assessments could adversely affect our financial condition.

The deposits of the Bank are insured by the FDIC up to legal limits and, accordingly, subject the Bank to the payment of FDIC deposit insurance assessments. The Bank’s regular assessments are determined by its risk classification, which is based on its regulatory capital levels and the level of supervisory concern that it poses. High levels of bank failures since the beginning of the financial crisis and increases in the statutory deposit insurance limits have increased resolution costs to the FDIC and put significant pressure on the Deposit Insurance Fund. In order to maintain a strong funding position and restore the reserve ratios of the Deposit Insurance Fund, the FDIC increased deposit insurance assessment rates and charged a special assessment to all FDIC-insured financial institutions. While the Bank’s most recent assessment decreased, increases in assessment rates or special assessments may occur in the future, especially if there are significant additional financial institution failures. Any future special assessments, increases in assessment rates, or required prepayments in FDIC insurance premiums could reduce our profitability or limit our ability to pursue certain business opportunities, which could materially and adversely affect our business, financial condition, results of operations, and prospects.

RISKS RELATED TO OWNERSHIP OF SHARES OF OUR COMMON STOCK

The limited trading market may make it difficult for you to sell your shares in the future.

Prior to this Offering, there has been very limited trading activity in shares of our Common Stock. We do not anticipate listing our shares on any stock exchange in the near future. We do not expect that our stock will be quoted on any stock market or that an active trading market in our Common Stock will develop following the Offering. A public market having depth and liquidity depends on having enough buyers and sellers at any given time. Without an active trading market, shareholders may find it difficult to find buyers for their shares. Investors should be aware that they may be required to bear the financial risks of this investment for an indefinite period of time.

Our Board of Directors owns a significant percentage of our shares and will be able to make decisions to which you may be opposed.

Before this Offering, our directors and executive officers as a group owned 412,514 shares of Common Stock, or 27.53% of our outstanding Common Stock. In addition, the directors and executive officers have stock options to acquire 122,000 shares of Common Stock, which, if fully exercised, would result in them owning 32.99% of our outstanding Common Stock prior to this Offering. Even after the Offering, our directors and executive officers are expected to own sufficient shares, to exert a significant influence on the election of Board members and on the direction of the Company. This influence could negatively affect the price of our shares or be inconsistent with other shareholders’ desires.

Our Offering price has been determined by our Board of Directors and may not accurately reflect the value of our stock.

The Offering price per share has been set by the Board of Directors in consultation with FIG Partners, LLC. In these consultations, the Board considered, among other things, our financial and operational condition, the liquidity of our Common Stock, and the general market conditions for Common Stock in one-bank holding companies of comparable size and scope as Prime Meridian. Our conclusions in this regard may be inaccurate. Consequently, you may lose a portion of your investment simply as a result of an inaccurately determined Offering price.

Investors in this Offering will experience immediate and substantial dilution.

If you purchase Common Stock in this Offering, you will pay more for your shares than the amounts paid by existing shareholders for their shares. As a result, you will incur immediate and substantial dilution of $0.84 per share, representing the difference between the Offering price of $12.50 per share and our pro forma book value per share after giving effect to this Offering. Accordingly, if we were liquidated at our book value, you would not receive the full amount of your investment.

We do not intend, and face statutory restrictions on our ability, to pay dividends in the immediate future.

We have not paid any dividends on our Common Stock since our inception, and we do not intend to pay dividends in the immediate future. Instead, we anticipate that all of our future earnings will be used for working capital, to support our operations, and to finance the growth and development of our business. In addition, because the Bank is our only material asset, PMHC’s ability to pay dividends to our shareholders depends on our receipt of dividends from the Bank, which is also subject to restrictions on dividends as a result of banking laws, regulations, and policies. Accordingly, if the receipt of dividends over the near term is important to you, you should not invest in our Common Stock.

Investing in this Offering will not give you the right to participate in any future offerings of our capital stock and your ownership could be diluted.

As a shareholder, you are not automatically entitled to purchase additional shares of Common Stock in future issuances of our Common Stock; therefore, you may not be able to maintain your current percentage of ownership in PMHC. If we decide to issue additional shares of Common Stock or conduct an additional offering of stock, your ownership in the Company could be diluted and your potential share of future profits may be reduced.

We are an “emerging growth company,” and the reduced reporting requirements applicable to EGCs may make our Common Stock less attractive to investors.

We are an EGC as defined in the JOBS Act. As long as we are classified as an EGC we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. These include reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an EGC for up to five years, although we could lose that status sooner if our gross revenues exceed $1.0 billion, if we issue more than $1.0 billion in nonconvertible debt in a three year period, or if the market value of our Common Stock held by nonaffiliates exceeds $700 million as of any June 30, in which case we would no longer be an EGC as of the following December 31. We cannot predict if investors will find our Common Stock less attractive because we may utilize these exemptions, or if we choose to utilize additional exemptions in the future. If some investors find our Common Stock less attractive, there may be a less active trading market for our Common Stock and our stock price may be more volatile.

Management has broad discretion concerning the application of net proceeds.

The net proceeds of this Offering will be added to our capital accounts, and used to maintain liquidity and to continue to support the growth of the Bank, or to acquire targets in the North Florida, South Georgia, or South Alabama. This growth may also include the opening of branch offices, increasing the size and volume of loans, or other such activities that may require additional capital. Our management may determine that it is in the best interest of the Company or the Bank to apply the net proceeds of this Offering in a manner that is inconsistent with an investor’s wishes. Failure to apply these funds effectively might harm your investment.

DILUTION

If you invest in our Common Stock, your ownership interest will be diluted to the extent that the Offering price per share of our Common Stock exceeds the pro forma book value per share of our Common Stock immediately following this Offering. As of March 31, 2014, the book value of our Common Stock was $11.34 per share. The pro forma book value, as of March 31, 2014, per share of our Common Stock assuming the sale of all 1,200,000 shares of Common Stock in this Offering would be $11.66.

Therefore, this Offering will result in an immediate increase of $0.32 in the pro forma book value per share of our Common Stock owned by our existing shareholders and an immediate dilution of $0.84 in the book value per share of our Common Stock to investors purchasing shares in this Offering, or approximately 6.7% of the Offering price of $12.50 per share.

The following table illustrates the calculation of the amount of dilution per share as of March 31, 2014, that a purchaser of our Common Stock in this Offering will incur if we sell all 1,200,000 shares of Common Stock in this Offering:

Offering price per share	$12.50
Book value per share as of March 31, 2014	$11.34
Increase in book value per share attributable to new investors	$0.32
Pro forma book value per share	$11.66
Dilution per share to new investors in this Offering	$0.84

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2014, as adjusted to give effect to the assumed $14,700,000 in net proceeds from the sale of 1,200,000 shares at price of $12.50 per share. As of March 31, 2014, 1,007,878 shares of the originally offered 1,200,000 were still available for sale. You should read the following table in connection with the sections titled “Summary of Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this Prospectus.

	Actual at March 31, 2014	As Adjusted for Sale of 1,200,000 Shares
	(Dollars in thousands)
Stockholders’ equity:
Common Stock, $0.01 par value, 9,000,000 shares authorized, 1,691,621 shares issued and outstanding at March 31, 2014, and 2,699,499 outstanding at the closing of the Offering	$17	$27
Additional paid-in capital	17,335	29,623
Retained Earnings	1,988	1,988
Unrealized gain (losses) on securities	(162)	(162)

Total stockholders’ equity	$19,178	$31,476

USE OF PROCEEDS

In the event we raise $5 million or less in this Offering, then we intend to use the net proceeds of this Offering to maintain liquidity at the Company and provide capital to the Bank to fund balance sheet growth or working capital needs, while also maintaining strong capital levels. Should we raise between $5 million and $10 million in the Offering, we may also consider branching or branch acquisition opportunities in North Florida, South Georgia, or South Alabama markets. Should we raise more than $10 million in this Offering, we intend to also consider acquisition of another financial institution within the next 18 months. Our management will have broad discretion over how these proceeds are used. We are conducting this Offering at this time because we believe that it will allow us to execute our growth strategies.

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DESCRIPTION OF BUSINESS

Overview

Prime Meridian Holding Company is headquartered in Tallahassee, Florida and it is through our wholly-owned banking subsidiary, Prime Meridian Bank, that we offer a broad range of services. Our primary market is the Tallahassee MSA; in addition, we also serve the surrounding North Florida, South Georgia, and South Alabama areas. We believe that our market exhibits attractive demographic attributes by being located in the county of Florida’s State Capital.

The Bank opened for business in February 2008, when Florida and the United States were facing the most unstable economy since The Great Depression. Because of this economic environment, we knew managing the risks of our Bank would determine our success. Today, it is still our central focus to avoid high risks while being aggressive in addressing any problem loans that may arise. We have not originated subprime loans or high loan-to-value ratio mortgages. We believe we have acted quickly in both recognizing problem loans and charging them off, as necessary. While our past performance does not guarantee our future performance, as of today, our strategy has resulted in a loan portfolio with very few nonperforming loans or assets. Since the Bank’s inception, we have only charged-off $516,000 and less than half of this amount has been since 2010. As of March 31, 2014, our level of nonperforming assets consisting of nonaccrual loans and OREO as a percentage of total assets was 0.65% (excluding TDRs), restructured loans as a percentage of total loans equated to 0.12% and year-to-date annualized net charge-offs (recoveries) were (0.04%) of average loans. The execution of this strategy has allowed us to become profitable in difficult economic times, all while serving the needs of our market. We continue to forecast strong revenues coupled with operational efficiencies that we believe will produce attractive risk-adjusted returns for our shareholders.

As a result of developing a niche in our market, the Bank has experienced significant organic growth; we have concentrated our asset generation efforts on commercial real estate loans, construction loans, and business loans. We have focused our deposit generation on relationship-based core deposits. Since the Bank opened for business on February 4, 2008 through March 31, 2014, total assets have grown to $215 million. During this same time period, total loans grew to $127 million and total deposits grew to $187 million. We achieved profitability in our eighth quarter of operation and cumulative profitability in April 2012. Our team has worked diligently to make the Bank successful; our group of experienced bankers has helped bring our newest team members to a competent level of banking knowledge. We believe our management’s experience and long-standing presence in the area provide us insight into the local market, and as a result, the ability to tailor our products and services to meet the needs of our clients.

Our History

Prime Meridian Bank, a Florida commercial bank, was chartered on February 4, 2008, with a commitment to provide a banking option to our market with a high level of client service while maintaining sound and prudent banking practices. In 2010, our holding company, PMHC, was formed and the Bank’s shareholders exchanged their shares of Common Stock for shares of Common Stock of PMHC, with the Bank becoming a wholly-owned subsidiary of PMHC. This occurred through a statutory share exchange on, September 16, 2010.

In an effort to provide a superior level of service, we are building a culture and brand that cultivates a client relationship and creates an inviting atmosphere as opposed to simply processing a customer transaction. We want a culture that supports relationship banking. This culture has served us well and we have found that as a result of relationship banking, many of our clients refer others to us. There is no greater compliment than to have our existing clients share their positive banking experiences with their family and friends.

Five core principles were developed and adopted by our team to support our actions and guide our decisions. These principles are frequently reviewed with our team, as part of our effort to maintain our culture. Below are our governing principles and a description of how they apply to our operations:

•	Passion – A level of intense excellence and commitment that goes over and above merely meeting the commercial considerations and legal requirements – Never give up. Never settle for mediocrity. Never let fear hamper us from taking chances. Above all, Never let a cynic stand in our way.

•	Grace – Providing a high level of service, with courtesy and compassion. Having an awareness of how our actions, body language, and words affect others. Learning to master a mindful, calm response to any situation.

•	Integrity – Doing the right thing, simply because it is the right thing to do, based on a firm adherence to the Bank’s three way test: (1) Is it right by the client? (2) Is it right by the Bank? (3) Is it legally, morally, and ethically correct?

•	Tenacity – A culture of looking at new ideas, tackling challenges, and overcoming obstacles in order to meet our clients’ needs.

•	Accountability – Accepting full and ultimate responsibility for the situation or action at hand.

These core principles and the Bank’s three way test also serve as the foundation for our motto, “Let’s think of a few good reasons why it CAN be done!” which is an overarching concept for our Company and team. We stress the question “Why?” because, while we clearly recognize that “how” is imperative, without understanding “why” something should be done after taking into consideration the risk factors involved, “how it can be done” does not necessarily matter. Our mission statement is also supported by our core principles: “Building bankers to serve our clients and community in order to optimize shareholder value.”

As a result of our efforts and culture, we have experienced an outstanding level of organic growth. Currently, we provide banking services to our clients from two banking offices located in Tallahassee, Florida. The Bank’s deposits are insured by the FDIC and we operate under the supervision and regulations of the FDIC and the Florida Office of Financial Regulation (“OFR”).

Our Competitive Strengths

We have positioned PMHC to create shareholder value and build bankers to serve our clients and community. The result has yielded the following competitive strengths:

Experienced and Engaged Management Team with the Support of a Local Board of Directors: Our management team is led by Sammie D. Dixon, Jr., the President and Chief Executive Officer of the Company and the Bank, who began his banking career in 1997 and was one of the founders of the Bank. During his banking career, he was a Senior Vice President and Commercial Sales Manager for Regions Bank in Tallahassee, Florida. He also served as Chief Executive Officer and President for Bank of Thomas County, Georgia. The other three members of our executive management team are Kathleen C. Jones, Chris L. Jensen, Jr., and Susan Payne Turner. Mrs. Jones has also been with the Bank since its inception and is the Bank’s and Company’s Executive Vice President and Chief Financial Officer. Prior to joining the Bank, she spent 36 years with SunTrust Bank and its predecessor institutions; she served as the North Florida Regional Senior Vice President and Senior Banking Operations Manager. Mr. Jensen has been in banking for more than 30 years, has been with the Bank since its inception, and serves as the Bank’s and Company’s Executive Vice President and the Bank’s Senior Lender. Previously in his career, he served as Tallahassee’s and Panama City’s Market President for SouthTrust Bank and later, Tallahassee Market President for Regions Bank. Mrs. Turner is an Executive Vice President and the Chief Risk Officer at the Bank. She brings 28 years of banking experience in many areas including operations, marketing, compliance, and financials; she previously served as the Chief Financial Officer of another community bank. Mr. Dixon, Mrs. Jones, and Mr. Jensen also serve on the Bank’s and Company’s Board of Directors, along with eleven other directors from our community, including the Chairman of both Boards, Richard A. Weidner, CPA. As of March 31, 2014, our directors and executive officers beneficially owned

32.37% actual and 20.81% diluted of PMHC’s Common Stock. We have an average of 30 years of experience within our executive management team, which coupled with the energy and enthusiasm of our entire banking team, provides us with a competitive strength.

Strong Brand and Culture. We believe our reputation and brand within our market have resulted in a pleasant banking environment for our clients. We have developed a reputation of being actively involved in our community. Between our Board and management, we are involved in over thirty-five (35) not-for-profit organizations in our community; donating both time and resources to assist those who help our community become a better place to live and work. We understand that brand and culture are extremely important for how a company is perceived by its community. Every aspect of our brand is strategically considered and implemented to ensure that the foundation of our existence remains constant. We want our culture to build bankers who will provide the superior level of service that each client deserves. It is important to us to motivate our team members and encourage them to have a thoughtful approach to their client relationships.

Expertise in Commercial Lending. As a result of the recent unstable and sluggish economic environment, generating well underwritten, quality loans has been a priority, but doing so has been difficult for many financial institutions. In the current environment, our lenders have been able to drive quality commercial loan growth. This is a result of being able to provide clients with access to knowledgeable, experienced lenders who are able to respond to a broad range of business needs and who positively foster the client relationships. In addition to our expertise, the ability to approve loans at a local level has generated a faster response time for clients. We believe the quicker response time has resulted in a pricing advantage for us; we frequently find we are the lender of choice, even when our pricing is higher.

Effective and Flexible Technology. In the banking industry of today, utilizing current technology is a necessity and we value our electronic suite of products; they are considered to be part of our core banking products. Being able to provide our clients with remote deposit capture, mobile capture, internet banking, and mobile banking creates greater banking flexibility. As we continue to expand and prepare for future technology needs, we have invested resources to have the proper infrastructure in place. We also host our data and items processing in-house, resulting in greater control and accountability for our daily functions.

Stable and Scalable Platform. Since the recent economic crisis began in 2008, many of our competitors have suffered significant operating and regulatory challenges resulting in decreased service to their customers. Since the Bank opened its doors for operation, we have maintained a well capitalized stable banking platform with sound asset quality. As of March 31, 2014, we had an 8.69% tangible common equity ratio, an 8.68% tier 1 leverage capital ratio, a 13.67% tier 1 risk-based capital ratio, and a 14.92% total risk-based capital ratio. Contributing to our stability is our track record of sound asset quality trends coupled with a strong credit culture. As of March 31, 2014, we have had no foreclosures or other real estate owned (“OREO”), our level of nonperforming assets, consisting of nonaccrual loans and OREO, as a percentage of total assets was 0.65%, and restructured loans as a percentage of total loans equaled 0.12%. Our total net charge-offs since inception of the Bank have been $516,000 and our year-to-date annualized net charge-offs (recoveries) equated to (0.04%) of total assets. We believe these results are because of our underwriting standards, experienced loan officers, diligent monitoring of our loan portfolio, and our close ties to our clients. Additionally, our management team brings prior experience from larger banks. We have utilized their knowledge to build a scalable corporate infrastructure with the capacity and capability to support continued organic growth and future acquisitions, while also improving operational efficiencies.

Our Operating Strategy

Our business strategy and plan focuses on traditional, relationship-based banking. It is supported by our core principles that guide our activities to operate our community bank under sound and prudent banking practices. The principles which guide us are passion, grace, integrity, tenacity, and accountability. It is through these principles that we developed our test of accountability which consists of these three questions: Is it right by the client? Is it right by the bank? Is it legally, morally, and ethically correct? As a result of our foundation, we developed our motto: “Let’s think of a few good reasons why it CAN be done!”

Our organizational structure focuses on a strong risk management culture. We stay abreast of our market by having our Board and management team highly involved in our communities. The banking experience of our team and high-quality client service distinguishes us from other banks. We believe it is through this foundation that we will be able to expand our products and services to our clients resulting in steady, long-term growth. Our culture is focused on meeting our clients’ needs at a level that contributes to an increased depth of relationship which in turn supports client retention, enhanced profitability, and sharing banking experience with family, friends, and other businesses.

The Bank provides a range of consumer and commercial banking services to individuals and businesses. In addition to electronic banking services such as mobile banking and online banking, we offer basic services which include demand interest-bearing and noninterest-bearing accounts, savings accounts, money-market deposit accounts, NOW accounts, time deposits, safe deposit services, wire transfers, escrow accounts, debit cards, direct deposits, notary services, night depository, cashier’s checks, domestic collections, bank drafts, automated teller services, drive-in tellers, banking by mail, credit cards through a third party, and a full range of commercial and consumer loans, both collateralized and uncollateralized. In addition, the Bank makes secured and unsecured commercial and real estate loans, and issues standby letters of credit. The Bank provides debit and automated teller machine (“ATM”) cards and is a member of the MoneyPASS and Pulse networks thereby permitting clients to utilize the convenience of a large ATM network system, including more than 400,000 member machines nationwide. The Bank does not have trust powers.

Our loan target market includes owner occupied and nonowner occupied commercial real estate, small businesses, developers, consumers, and professionals. Small business clients are typically a commercial entity with sales of $25 million or less; these clients have the opportunity to generate significant revenue for banks.

Our revenues are primarily derived from interest earned, and fees received in connection with real estate and other loans, from interest and dividends from investment securities, service charge income generated from demand accounts, ATM fees, and other services. The principal sources of funds for the Bank’s lending activities are its deposits, loan repayments, and proceeds from investment securities. The principal expenses of the Bank are the interest paid on deposits, salaries, and general operating expenses.

We are committed to being a successful community bank and being a good business partner within our community. We believe our active community involvement and business development strategies, in conjunction with our client relationship culture, comprise a successful plan for developing new relationships and enhancing existing ones.

Growth

Our deposits increased to $187.5 million as of March 31, 2014, compared to $183.4 million as of December 31, 2013 and $146.7 million as of December 31, 2012, a 2.2% increase over year-end 2013 and a 27.8% increase over year-end 2012. Total assets as of March 31, 2014 were $214.5 million, compared to $206.5 million at December 31, 2013 and $169.7 million as of December 31, 2012. The 3.9% increase over year-end 2013 and the 26.4% increase over year-end 2012 are from organic growth supported through core deposits and loans. Net income grew from $1.0 million for the year ended December 31, 2012 to $1.1 million for the year ended December 31, 2013. Although net income for the quarter ended March 31, 2014 was $256,000, down $38,000 from the same period a year ago, the decrease was driven primarily by a $229,000 gain on sale of loans that was realized in the first quarter of 2013, compared to a $28,000 gain on sale of loans recorded in the first quarter of 2014. Net interest income (before provision for loan losses) during this same period increased 23.3% from $1.4 million to $1.7 million.

Core Deposits. We believe that our growth in core deposits can be attributed to our efforts to provide a superior client relationship banking experience. Core deposits are deposits made by clients in the Bank’s market area who tend to be loyal and consistent. These deposits are more stable, cost less, and reprice more slowly than other deposits when interest rates rise. We believe that we have created a strong business development and sales culture which in turn creates an effective platform for future organic growth. As a result of these efforts, noninterest-bearing deposits increased to 31.5% of total deposits as of March 31, 2014.

Loans. Even though we have experienced generally soft loan demand and economic uncertainty during the last few years, organic growth provided us with the opportunity to soundly grow our loans, while maintaining our prudent credit underwriting standards. As of March 31, 2014, total loans were $127.0 million. We have kept our focus on serving the credit needs of our communities and have relied on sound banking practices to identify qualified borrowers. Due to financial challenges faced by many of our competitors, we have seen increased opportunities in our market.

Our Market and Economic Condition

Our current market is primarily defined as the Tallahassee MSA and the surrounding North Florida, South Georgia, and South Alabama areas. Tallahassee is the State Capital, and home to two state universities, and one of the largest community colleges in Florida. The population of the Tallahassee MSA is approximately 375,000.

Like all Florida communities, we have seen the impact of the recent economic recession, specifically the dramatic decrease in housing and real estate values. As of April 2014, the national unemployment rate was 6.3%, Florida’s unemployment rate was 6.2% and Leon County’s rate was approximately 4.8%. Although trends have begun to improve, sustained elevated unemployment rates could result in nonperforming loans and reduced asset quality. As of March 31, 2014, we had one nonperforming and nonaccruing loan in the amount of $1.4 million. Another unexpected downturn may lead to valuation adjustments on our loan portfolio as we continue to reassess the market value of our loan portfolio, the losses associated with the loans in default, and the net realizable value of real estate owned could impact earnings.

When a bank takes collateral through foreclosures and similar proceedings, it is required to mark the related loan to the then-fair market value of the collateral, which may result in a loss. These loans also increase a bank’s risk profile and the amount of capital bank regulators believe is appropriate in light of such risks. Although our loan experience has been good to date with no foreclosures or OREO, should we incur nonperforming assets in the future, the resolution of those nonperforming assets would require a commitment of time from management which could be detrimental to the performance of their other responsibilities. Should we have these nonperforming assets, we may determine to sell them to improve our credit quality and reduce the time and costs of carrying these assets. The results of these sales cannot be determined and may result in additional write-downs. As part of our overall risk management process we constantly monitor and review any potential trends that could negatively impact the real estate values.

As a result of the recent worldwide financial crisis, the U.S. federal, state, and foreign governments have taken or are considering taking extraordinary actions in an attempt to deal with the financial crisis and the severe decline in the global economy. To the extent adopted, many of these actions have been in effect for only a limited time and have produced limited or no relief to the capital, credit, and real estate markets. There is no assurance that these actions or other actions under consideration will ultimately be successful. Although the Dodd-Frank Act was adopted in 2010, it still requires numerous studies and rulemaking by regulatory agencies. We cannot predict the effects of this recent legislation or new regulations on us, our competitors, counterparties, or on the financial markets and economy.

Competition

Our competition is made up of a wide range of financial institutions, including credit unions, local, regional, and national commercial banks. According to the Annual Deposit Report produced by the FDIC, total deposits in the Tallahassee area grew from approximately $4.5 billion to $4.8 billion from June 30, 2008 to June 30, 2013.

During this time period, five institutions serving the Tallahassee MSA were consolidated into out-of-state institutions altering the financial landscape of our market areas. Today, there are 32 financial institutions serving Tallahassee; 17 of these are banks and 15 are credit unions. Four of the banks are headquartered in Leon County, including Prime Meridian Bank.

Although competition in our market remains strong, we believe our client relationship philosophy and culture has assisted us in maintaining a strong level of organic growth. We also are actively engaged in Small Business Administration guaranteed financing to support local borrowers who might not otherwise qualify for conventional financing, while mitigating our credit risk and earning fee income by selling the guaranteed portion of some of these loans.

In today’s market, significant competitive factors among financial institutions are generally, interest rates, both on loans and deposits, and prices on fee based services. Since many of our competitors are much larger financial institutions with greater financial resources. It is not our goal to compete on all products and services, but to support the product mix that best suits our strategic plan. This strategy has yielded solid growth for our Bank.

Other important competitive factors that have contributed to our success in our market area include convenient office hours, electronic banking products, quality of client service, community reputation, quality of our banking team, capacity and willingness to extend credit, and our ability to offer cash management and other commercial banking services. Many of our competitors’ approaches and processes may appear to be more efficient, however, these efficiencies do not allow for the same level of personal service we provide, in a wide range of products and services, to our clients. Although offering competitive rates is important, we believe that our greatest competitive advantages are our experienced management team, client relationship culture, and personal service.

Lending Activities

General. As our Bank has offered lending services to our community, we have presented a range of products, providing loans to small businesses, commercial and small to medium sized companies and their owners. In addition, we have provided loans to not-for-profit organizations and consumers, while maintaining strong and disciplined credit policies and procedures. Included in our array of loan products are commercial real estate loans, commercial loans for equipment financing, and lines of credit. All loan products are provided on a nondiscriminatory basis throughout our lending area. Loans for retail lending include residential first and second mortgage loans, home equity lines of credit and consumer installment loans for cars, trucks, boats, and other recreational vehicles. Most of our retail consumer lending connections are driven by our relationships with commercial clients.

Our lending products are marketed through campaigns that focus on our team and the reason clients should “Try My Bank” which is a common slogan used throughout our advertisements and as a website link: www.TryMyBank.com. Clients must meet our sound credit requirements in order to be considered qualified borrowers. Our client relationships and the networks these relationships offer are also additional channels to provide information about our lending products. Our business development and marketing strategy targets businesses which have annual revenues up to $25 million. Even though we are successful with having loan and deposit relationships with these businesses, we also are here to serve the needs of consumers. Some of the largest employers in the Tallahassee area are state and local government and agencies, higher education institutions, and health care providers.

Loan Portfolio Composition. The Company has divided the loan portfolio into three main segments and five portfolio classes, each with different risk characteristics and methodologies for assessing risk. All loans are underwritten based upon standards set forth in the policies approved by the Company’s Board of Directors. The portfolio segments and classes identified by the Company are as follows:

Real Estate Mortgage Loans. Real estate mortgage loans are typically divided into three classes: commercial, residential and home equity, and construction loans. The real estate mortgage loans are as follows:

Commercial Real Estate Loans. Loans of this type are typically our more complex loans; this category of real estate loans is comprised of loans secured by mortgages on commercial property. Commercial loans that are secured by owner-occupied commercial real estate are repaid through operating cash flows of the borrower. The typical maturity for this type of loan is three to five years; however, payments may be amortized over a longer period. Typically, interest rates on our commercial real estate loans are fixed for five years or less after which they adjust based upon a predetermined spread over an index. At times, a rate may be fixed for longer than five years. As part of our credit underwriting standards, we typically require personal guarantees from the principal owners of the business supported by a review of the principal owners’ personal financial statements and tax returns. As part of our enterprise risk management process, we understand that risks associated with commercial real estate loans include fluctuations in real estate values, the overall strength of the borrower, the overall strength of the economy, new job creation trends, tenant vacancy rates, environmental contamination, and the quality of the borrowers’ management. In order to mitigate and limit these risks, we analyze the borrowers’ cash flow and evaluate collateral value. Currently, the collateral securing our commercial real estate loans includes a variety of property types, such as office, warehouse, and retail facilities. Other types include multifamily properties, hotels, mixed-use residential, and commercial properties. Generally, commercial real estate loans present a higher risk profile than our consumer real estate loans.

Residential Real Estate Loans. We offer first and second one-to-four family mortgage loans and home equity lines of credit; the collateral for these loans is generally on the clients’ owner-occupied residences. Although these types of loans present lower levels of risk than commercial real estate loans, risks do still exist because of possible fluctuations in the value of the real estate collateral securing the loan, as well as changes in the borrowers’ financial condition. Borrowers may be affected by numerous factors, including job loss, illness, or other personal hardship. As part of our product mix, we offer both portfolio and secondary market mortgages. Portfolio loans generally consist of 1-year, 3-year, or 5-year adjustable rate mortgages, while 15-year or 30-year fixed rate loans are generally sold to the secondary market.

Construction Loans. Typically, these loans have a term of one to two years and the interest is paid monthly. This portion of our loan portfolio includes loans to small-to-medium sized businesses to construct owner-user properties, loans to developers of commercial real estate investment properties, and loans to residential developers. This type of loan is also made to individual clients for construction of single family homes in our market area. An independent appraisal is used to determine the value of the collateral and confirm that the ratio of the loan principal to the value of the collateral will not exceed policies of the Bank. As the construction project progresses, loan proceeds are requested by the borrower to complete phases of construction and funding is only disbursed after the project has been inspected by a third-party inspector or experienced construction lender. Risks associated with construction loans include fluctuations in the value of real estate, project completion risk, and changes in market trends.

The ability of the construction loan borrower to move to permanent financing of the loan or sell the property upon completion of the project is another risk factor that also may be affected by changes in market trends after the initial funding of the loan.

Commercial Loans. We offer a wide range of commercial loans, including business term loans, equipment financing, and lines of credit. Small-to-medium sized businesses, retail, and professional establishments, make up our target market for commercial loans. Our lenders primarily underwrite these loans based on the borrower’s ability to service the loan from cash flow. Lines of credit and loans secured by accounts receivable and/or inventory are monitored periodically by our staff. Loans secured by “all business assets,” or a “blanket lien” are typically only made to highly qualified borrowers due to the nonspecific nature of the collateral. Valuation of business collateral is generally supported by an appraisal, purchase order, or third party physical inspection. Personal guarantees of the principals of business borrowers are usually required.

Equipment loans generally have a term of five years or less and may have a fixed or variable rate. We use conservative margins when pricing these loans. Working capital loans generally do not exceed one year and typically, are secured by accounts receivable, inventory, and the personal guarantees of the principals of the business. Significant factors affecting a commercial borrower’s credit-worthiness include the quality of management and the ability both to evaluate changes in the supply and demand characteristics affecting the business’ markets for products and services and the ability to respond effectively to such changes. These loans may be made unsecured or secured, but most are made on a secured basis. Risks associated with our commercial loan portfolio include local, regional, and national market conditions. Other factors of risk could include changes in the borrower’s management and fluctuations in collateral value. Additionally, there may be refinancing risk if a commercial loan includes a balloon payment which must be refinanced or paid off at loan maturity.

In reference to our risk management process, our commercial loan portfolio presents a higher risk profile than our residential real estate and consumer loan portfolios. Therefore, we require that all loans to businesses must have a clearly stated and reasonable payment plan to allow for timely retirement of debt, unless secured by liquid collateral or as otherwise justified.

Consumer Loans. Our consumer loan portfolio is the smallest portion of our loan portfolio, representing 1.5% of our total loan portfolio at March 31, 2014. These loans are made for various consumer purposes, such as the financing of automobiles, boats, and recreational vehicles. The payment structure of these loans is normally on an installment basis. The risk associated with this category of loans stems from the reduced collateral value for a defaulted loan; it may not provide an adequate source of repayment of the principal. The underwriting on these loans is primarily based on the borrower’s financial condition. In some cases, consumer loans are unsecured credits that subject us to risk when the borrower’s financial condition declines or deteriorates. Based upon our current trend in consumer loans, we do not anticipate that our consumer loans will become a substantial component of our loan portfolio at any time in the immediate future. Consumer loans are made at fixed and variable interest rates and are based on the appropriate amortization for the asset and purpose.

Loan Underwriting and Servicing

Monitoring credit risks in our loan portfolio is a large component of our enterprise risk management process; therefore, we monitor prepayment risks, interest rate risks, risks resulting from uncertainties in the future value of collateral, risks resulting from changes in economic and industry conditions, and risks inherent in dealing with individual borrowers. In particular, longer maturities increase the risk that economic conditions will change and adversely affect collectability.

In order to mitigate and minimize credit losses, we generally rely on the cash flow of a borrower as the source of repayment and on the value of the underlying collateral as the secondary source of repayment. In addition, when possible, we utilize shorter loan terms in order to reduce the risk of a decline in the collateral value. Also, our underwriting process is an important component in mitigating credit risks. We require that a loan be properly secured by collateral and that the loan officer perform an annual review of the borrower’s current financial information. A renewal or new business loan will not be considered until the required financial documents which include itemized balance sheet, fiscal year-end operating statements, and income tax returns are compiled and thoroughly reviewed by our lending staff.

All policies for loan-to-value (“LTV”) ratios follow the Financial Institutions Reform, Recovery, and Enforcement Act (“FIRREA”) lending guidelines. Credit scores are a tool in the evaluation of loan requests but the Bank does not utilize a scoring model for approving loans. Rather, credit history with the Bank and others is reviewed on all loan decisions. Minimum debt service coverage ratios of 1.20X are required on most commercial loan types.

The Bank has not originated sub-prime loans, as defined by federal definitions. Interest-only loans are occasionally granted (outside of standard personal and business lines of credit) where there is a defined repayment source at a future time and the borrower has the capacity to service the required debt service. Examples would include short-term business loans for seasonal purchases, bridge financing pending a property or asset sale, and home construction financing for homebuilders where the loan will be repaid from the sale of the house.

On occasion, we also make unsecured loans. We underwrite each unsecured loan based on the borrower’s and any guarantor’s cash flow plus past credit history. In addition, we typically limit the terms of such unsecured extension of credit to two years for commercial loans and three years for consumer loans. With respect to sources of repayment, we require identification of primary and secondary sources to help ensure retirement of debts on schedule. Furthermore, we obtain the borrower’s financial data and income tax returns to document favorable debt to net worth ratios and sufficient liquidity to repay the debts in a timely fashion.

Loan Quality, Credit Policy and Procedures

We follow what we believe are prudent and disciplined standards for credit underwriting. It is important to us that our lenders have the knowledge base to also understand the credit needs of clients in our market area so that they are able to offer flexible loan solutions in a responsive and timely manner. We pursue a diversified loan portfolio and regularly monitor our loans to note trends in concentrations and to make adjustments, when needed. Our lending policies do not provide for any loans that are highly speculative, subprime, or that have high loan-to-value ratios. These loan policies coupled with our experienced credit managers are the foundation of our credit culture which we believe is critical to developing the long term value of our organization.

When a loan is submitted to one of our loan officers, he or she considers the amount financed, term, collateral, pricing, and creditworthiness of the borrower. The review also evaluates the debt service capacity and the secondary sources of repayment. For loans that are secured by real estate, the market valuation of the property, the level of the borrower’s equity or proposed capital investment, projected income producing property revenue and overall property marketability are included. We also require in these instances, a first or second lien which secures the property and when we have accepted a second lien, we require that a Notice of Limitation of Future Advance letter be sent to the first or senior lien holder. The requirement of a title insurance policy insuring our interest in the real estate collateral must also be received and reviewed, and if the real estate property securing a loan is valued over $250,000 then we require an independent qualified appraiser to complete the appraisal.

In evaluating individual loan requests, we include the borrower’s current and future cash flow, income sources and stability, credit history with us and others, liquidity, contingent debts, collateral, and overall liability structure. New credit requests are critically reviewed. Depending upon the situation, borrowers are sometimes required to deposit funds to demonstrate the ability to repay loans secured by nonincome producing properties. No loans have bank-funded interest reserves.

As part of our monitoring efforts, we review acquisition, development and construction, and nonowner occupied commercial real estate loans. In addition, we conduct annual reviews on all commercial relationships in excess of $500,000. Activity and concentration reports are provided monthly and presented to the Board of Directors Loan Committee and the Board of Directors. We carefully underwrite construction loans, reviewing such areas as the selling market, contracts on the property, surrounding development trends, overall market trends, and most importantly, the ability of the borrower to service the debt for an extended time if necessary. These loans are secured with mortgages on the real estate and generally include other credit enhancements.

Our policy has been to originate commercial real estate mortgage loans predominantly in our primary market area. Commercial real estate mortgage loans are generally made in amounts up to 80% of the appraised value or cost, if applicable, of the property securing the loan. This type of loan entails additional risks compared to residential mortgage loans.

Credit Concentrations: Credit concentrations are defined as amounts loaned to a number of borrowers engaged in similar activities which would cause them to be similarly impacted by economic or other conditions. Our loan policies establish concentration limits following regulatory guidance with respect to industry and loan product types; it is essential that the loan portfolio reflect diversification. We consistently review the composition of our loan portfolio especially noting credit concentrations. Increased risks can be associated with heavy concentrations; therefore, our Credit Officer monitors the portfolio and submits information to the Bank’s Loan Committee for evaluation. As of March 31, 2014, December 31, 2013, and December 31, 2012, loans collateralized with mortgages on real estate represented 78%, 78%, and 77%, respectively, of the loan portfolio and were to borrowers in varying activities and businesses.

Loan Approval Process. We believe there is an appropriate balance between prudent, disciplined underwriting and flexibility in our decision-making and responsiveness to our clients. Therefore, based upon position, capability, and experience, our loan officers and senior management have different lending authorities which are reflected in our loan policies. Our policies require that all loans have a minimum of two officers’ signatures. When a credit exceeds an officer’s lending authority limits, then the loan is referred to the Bank’s Senior Loan Committee, Board of Directors Loan Committee, or full Board of Directors. Each lender is aware of his or her limits and the Chief Executive Officer and Senior Lender, together, have a maximum in-house limit of $1 million. Loans presented in excess of $1 million but not more than $3 million are subject to approval of the Bank’s Board of Directors Loan Committee. Loans in excess of $3 million are subject to review and approval of the full Board of Directors. Officer and Loan Committee limits are reviewed and approved periodically by the Board of Directors Loan Committee and Board of Directors of the Bank. We believe our credit approval process fosters thorough underwriting and an efficient decision making process; our processes also allow us to manage concentrations of credit to individual borrowers and industries.

The Bank uses the borrower’s credit history with us and other financial institutions for all loan decisions; we do not utilize a scoring model to approve loans.

Credit Risk Management. For a credit risk management process to be effective, we believe that a partnership must exist between our credit administration and our lenders. We have regularly scheduled loan meetings that are attended by all of our lenders, related loan operations staff, credit administration staff, and the Senior Lender. In addition, the Board of Directors Loan Committee meets at least monthly and more frequently as needed. During these meetings, asset quality and delinquencies are reviewed. It is our policy to provide notification of delinquency and collection actions on applicable past due loans. Our team proactively supports collection activities in order to maximize accountability and efficiency. Our policies and procedures require that we perform annual asset reviews of our larger commercial and commercial real estate loans. During this review process, we analyze recent financial statements of the property and/or borrower to determine the current level of occupancy, revenues and expenses and to investigate any deterioration in the value of the real estate collateral or in the borrower’s financial condition. As a result of this review, we update the risk rating assigned to each loan. Our lenders are encouraged to bring potential credit issues to the attention of credit administration staff who in turn will review the findings.

We require downgraded or classified loans to be reviewed in detail quarterly, and the results to be presented to the Board of Directors Loan Committee. Part of our review process includes an evaluation of market conditions, property trends, borrower and guarantor status, level of reserves required, and loan accrual status. We also have an annual independent, third-party review performed on our risk ratings and our credit administration functions. We have invested in a comprehensive software program to assist in managing our Enterprise Risk Management system which provides the Board and management with basic loan portfolio stress testing capabilities. The system captures loan specific debt service coverage ratio and LTV inputs and applies two stress scenarios to these inputs (“Mild” and “Severe”). Management can elect to apply the stress scenarios to the loan portfolio as a whole, or it may apply unique scenarios to loan groups. Based upon the mathematical results of the stress scenarios, the system will prompt a simulated migration of an individual loan risk rating according to minimum thresholds for the debt service coverage ratio and LTV ratios established by management. Management has the additional flexibility to incorporate Allowance for Loan and Lease Losses coverage assumptions to account for the additional credit risks resulting from the stress simulation.

Classification of Assets and Potential Problem Loans

Generally. Interest on our loans accrues and is credited to income based upon the principal balance outstanding. It is our policy to discontinue the accrual of interest income and classify a loan as nonaccrual when principal or interest is past due 90 days or more, unless management determines that a loan should be moved to nonaccrual status earlier because the loan is in the process of collection, or when in the opinion of management, principal or interest is not likely to be paid in accordance with the terms of the obligation. Consumer installment loans are generally charged-off after 90 days of delinquency, unless adequately collateralized and in the process of collection. Loans are not returned to accrual status until principal and interest payments are brought current and future payments appear reasonably certain. Interest accrued and unpaid at the time a loan is placed on nonaccrual status is reversed from interest income.

Since opening for business, we have never had to acquire an OREO property. According to our Loan Policy, when real estate is acquired as a result of foreclosure or by deed in lieu of foreclosure, it should be classified as OREO. In the event the Bank acquires OREO, the properties would be initially recorded at the fair value less cost to sell at the date of foreclosure establishing a new cost basis. After foreclosure, valuations would be periodically performed by management and the real estate is carried at the lower of the new cost basis or fair value less cost to sell. Revenue and expenses from operations would be included in the statements of earnings.

Classified Assets. Federal regulations and the Bank’s policies require the classification of loans and other assets such as debt and equity securities, considered to be of lesser quality, be categorized as “Substandard,” “Doubtful,” or “Loss” assets. An asset would be considered “Substandard” if it is inadequately protected by the current net worth and paying capacity of the borrower or by the collateral pledged, if any. “Substandard” assets include those characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected. Assets that would be classified as “Doubtful” have all of the weaknesses inherent in those classified as “Substandard,” with the added characteristic that the weaknesses present make collection or liquidation in full, on the basis of current existing facts, conditions, and values, highly questionable and improbable. Assets that would be classified as “Loss,” are those considered uncollectible and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. In addition, the Bank’s policies require that assets that do not currently expose the Bank to sufficient risk to warrant classification as “Substandard,” but possess other weaknesses be designated as “Special Mention” by management.

Troubled Debt Restructurings. As of March 31, 2014, the Bank had two troubled debt restructurings totaling $153,700. In the future, the Bank may periodically grant concessions to its clients in an attempt to protect as much of its investment as possible and minimize the risk of loss. These concessions may include restructuring the terms of a client’s loan, thereby adjusting the client’s payment requirements. The Bank defines a concession to a client as a modification of existing loan terms for economic or legal reasons that it would not otherwise consider. Concessions are typically granted through an agreement with the client or are imposed by a court of law. Concessions include modifying original loan terms to reduce or defer cash payments required as part of the loan agreement, including but not limited to:

•	A reduction of the stated interest rate for the remaining original life of the debt;

•	Reduction of the face amount or maturity amount of the debt as stated in the agreement;

•	Extension of the maturity date or dates at a stated interest rate lower than the current market rate for new debt with similar risk characteristics; or

•	Reduction of accrued interest receivable on the debt.

In determining whether the client is experiencing financial difficulties, the Bank considers numerous indicators, including but not limited to whether the client is currently in default on its existing loan, or is in an economic position where it is probable the client will be in default on its loan in the immediate future without a modification.

Deposit Activities

Deposits are the major source of the Bank’s funds for lending and other investment purposes. Deposits are gathered principally from within the Bank’s primary market area through the offering of a broad variety of deposit products, including checking accounts, money-market accounts, regular savings accounts, term certificate of deposit accounts (including “jumbo” certificates in denominations of $100,000 or more), and retirement savings plans. The Bank considers the majority of its regular savings, demand, NOW, and money-market deposit accounts to be core deposits. The majority of our deposits are generated within the Leon County, Florida area.

Maturity terms, service fees, and withdrawal penalties are established by the Bank on a periodic basis. The determination of rates and terms is predicated on funds acquisition and liquidity requirements, rates paid by competitors, growth goals, and federal regulations.

FDIC regulations limit the ability of certain insured depository institutions to accept, renew, or rollover deposits by offering rates of interest which are significantly higher than the prevailing rates of interest on deposits offered by other insured depository institutions having the same type of charter in such depository institutions’ normal market area. Under these regulations, “well capitalized” depository institutions may accept, renew, or roll over deposits at such rates without restriction, “adequately capitalized” depository institutions may accept, renew or rollover deposits at such rates with a waiver from the FDIC (subject to certain restrictions on payments of rates), and “undercapitalized” depository institutions may not accept, renew, or roll over deposits at such rates. The regulations define “well capitalized,” “adequately capitalized” and “undercapitalized” as those terms are defined by the agencies implementing the prompt corrective action provisions of applicable law (see “Supervision and Regulation – Capital Adequacy Requirements”). As of March 31, 2014, the Bank met the definition of a “well capitalized” depository institution.

The Bank has not participated in the Certificate of Deposit Account Registry Service (“CDARS”), nor do we have any brokered deposits. We do offer certificates of deposit, including time deposits of $100,000 or more, public fund deposits and other large deposit accounts. These tend to be short-term in nature and more sensitive to changes in interest rates than other types of deposits; therefore, they may be a less stable source of funds. In the event that existing short-term deposits are not renewed, the resulting loss of the deposited funds could adversely affect our liquidity. In a rising interest rate market, short-term deposits may prove to be a costly source of funds because their short-term nature requires renewal at increasingly higher interest rates, which may adversely affect the Bank’s earnings. However, the opposite is true in a falling interest rate market where such short-term deposits are more favorable to the Bank.

Investments

The Bank invests a portion of its assets in U.S. Government agency obligations, government-sponsored enterprises (“GSE”), mortgage-backed securities, municipal securities, and asset-backed securities. Our investments are managed in relation to loan demand and deposit growth. Available funds are placed in low risk investments and provide liquidity to fund increases in loan demand or to offset fluctuations in deposits.

With respect to our investment portfolio, the total portfolio may be invested in U.S. Treasuries, general obligations of government agencies, and bank-qualified municipal securities because such securities generally represent a minimal investment risk. Occasionally, the Bank may purchase certificates of deposit from national and state banks. The Bank also invests in mortgage-backed securities which generally have a shorter life than the stated maturity.

We monitor changes in financial markets. In addition to portfolio investments, we monitor our daily cash position to ensure that all available funds earn interest at the earliest possible date. A portion of the investment account is designated as secondary reserves and invested in liquid securities that can be readily converted to cash with minimum risk of market loss. These investments usually consist of U.S. Treasury obligations, U.S. Government agencies and federal funds. The remainder of the investment account may be placed in investment securities of a different type and longer maturity. Whenever possible, our strategy is to stagger the maturities of our securities to produce a steady cash-flow in the event the Bank needs cash, or economic conditions change to a more favorable rate environment.

Overnight Surplus Funds

Daily surplus funds are invested overnight with the Federal Reserve Bank of Atlanta (“FRB”) in its Excess Balance Account (“EBA”) program. The funds settle at the end of the business day through the Bank’s primary correspondent bank and are passed on to the FRB to be returned the next morning to the Bank’s account at the correspondent bank. The Bank maintains several correspondent banking relationships in order to facilitate client-driven activity such as wire transfers, vault services, disaster recovery cash services, disaster recovery items processing, and foreign letters of credit. The daily balances maintained in these ancillary correspondent bank accounts are typically minimal and not required to facilitate items settlement. Any excess funds in these accounts are invested on an unsecured basis as overnight fed funds sold.

Enterprise Risk Management

As evidenced by many of the challenges that the financial industry and some of our competitors have faced, we understand and place significant emphasis on risk management. We have invested resources in comprehensive software, which we are utilizing to monitor every component of the Bank. We believe that using a process that encompasses the entire Bank from a global view, down to the details of each procedure, will keep us properly focused. We recognize that enterprise risk management is an ongoing process.

We believe that our solid asset quality statistics support our emphasis on risk management. With respect to lending, our risk management philosophy focuses on structuring credits to provide for multiple sources of repayment; this philosophy, coupled with strong underwriting policies and processes administered by experienced lenders, assists us with managing and mitigating our lending risks. As loans are reviewed, any borrowers who display deteriorating financial conditions are moved to an increased level of monitoring and a plan for implementing corrective actions is developed to minimize losses. We also have an annual independent, third-party loan review performed. In addition, our risk management software has the capability to stress test our portfolio utilizing mild and severe environments.

Our program also focuses on other specific areas of risk management including asset liability management, regulatory compliance, vendor management, policy review tracking, audit functions, and internal controls. Our asset liability management process is extensive; we use independent models by reputable third parties to run our interest rate risk model. We may utilize hedging techniques whenever our models indicate short term (net interest income) or long term (economic value of equity) risk to interest rate movements.

Our enterprise risk management program assists with monitoring operational controls and compliance control functions. We have also engaged an experienced independent public accounting firm to assist us with testing controls for operations and compliance. In addition, another experienced independent firm has been engaged to review and assess our controls with respect to technology and to perform penetration testing to assist us in managing the risks associated with information security.

Correspondent Banking

Correspondent banking provides the opportunity for the Bank to have access to services, that we have determined are not economical or practical for it to perform for itself. We purchase correspondent services offered by larger banks, including check collections, purchase of federal funds, security safekeeping, investment services, coin and currency supplies. We also use correspondent banks for overline and liquidity loan participations and sales of loan participations.

Effect of Governmental Policies

The Bank’s earnings are affected by the policies of various banking regulatory authorities of the United States, especially the Federal Reserve and FDIC. The Federal Reserve, among other things, regulates the supply of credit and deals with general economic conditions within the United States. The instruments of monetary policy employed by the Federal Reserve for these purposes influence the overall level of investments, loans, other extensions of credit and deposits, and the interest rates paid on liabilities and received on assets.

As is the case generally with all banking institutions, the Bank’s operations are materially and significantly influenced by these general economic conditions and by related monetary and fiscal policies of financial institution regulatory agencies, including the Board of Governors of the Federal Reserve System (the “Federal Reserve”) and the FDIC. Deposit flows and the cost of funds are influenced by interest rates on competing investments and general market rates of interest. Lending activities are affected by the demand for real estate financing and other types of loans, which in turn, is affected by the interest rates and other factors affecting local demand and availability of funds.

Interest and Usury

The Bank is subject to numerous state and federal statutes that affect the interest rates that may be charged on loans. These laws do not, under present market conditions, deter the Bank from continuing to originate loans.

Employees

As of March 31, 2014, we had forty-one Full Time Equivalent employees (including executive officers). The employees are not represented by a collective bargaining unit. We consider relations with our employees to be good.

Properties

Our main office is a free standing facility located at 1897 Capital Circle NE, Tallahassee, Florida, which we own and moved into in February 2012. The main floor houses the headquarters of the Bank and has two drive-up windows and an automated teller machine (“ATM”). The second floor houses the Executive Offices and headquarters of the Company. In addition, we continue to lease our original office, at 1471 Timberlane Road, Suite 124, Tallahassee, Florida, which has drive-up access and is equipped with an ATM.

Legal Proceedings

From time to time, we are a party to various matters incidental to the conduct of a banking business. Presently, we believe that we are not a party to any legal proceedings in which resolution would have a material adverse effect on our business, prospects, financial condition, liquidity, results of operation, cash flows, or capital levels.

DIVIDENDS

We have not paid any dividends on our Common Stock since inception, and we do not intend to pay dividends in the immediate future. Instead, we anticipate that all of our future earnings will be used for working capital, to support our operations, and to finance the growth and development of our business. In addition, because the Bank is our only material asset, our ability to pay dividends to our shareholders primarily depends on our receipt of dividends from the Bank, which is also subject to restrictions on dividends as a result of banking laws, regulations and policies.

The payment of any dividends by the Company will be at the discretion of our Board of Directors as it deems prudent and consistent with safe and sound banking practices. Dividends declarations will depend on, among other things, the earnings, financial condition, risk levels, cash flow from operations, capital requirements, strategic and expansion plans, income tax laws then in effect, State of Florida corporation law and bank regulatory requirements, and restrictions that may be imposed by current and future financing arrangements for both the Company and the Bank.

MARKET FOR OUR COMMON EQUITY

AND RELATED SHAREHOLDER MATTERS

Market Information

Our Common Stock is not quoted in any over-the-counter market or on any stock exchange, nor is our Common Stock otherwise actively traded. Thus, there is no established trading market for our Common Stock.

As of March 31, 2014, we had approximately 325 shareholders of record of our Common Stock.

Equity Compensation Plan Information

The following table sets forth information relating to PMHC’s equity compensation plans as of March 31, 2014.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	Weighted-Average Exercise Price of Options, Warrants, and Rights	Number of Securities Remaining Available for Issuance Under Equity Compensation Plans
Equity Compensation Plans Approved by Security Holders
2007 Stock Option Plan	134,000	$10.01	18,905
2012 Directors’ Compensation Plan	—	—	—
Equity Compensation Plans Not Approved by Security Holders	N/A	N/A	N/A

Total	134,000	$10.01	18,905

PLAN OF DISTRIBUTION AND THE OFFERING

General

PMHC is offering, through certain of our directors and officers, shares of our $0.01 par value Common Stock at an Offering price of $12.50 per share, but based upon the success of those efforts, reserves the right to engage a Sale Agent to assist in offering these shares. We will not accept subscriptions for which an investor would require regulatory approval until and unless that investor obtains such approvals. The maximum number of shares we will sell is 1,200,000, for aggregate Offering proceeds of $15,000,000. In addition, we reserve the right to reject, in whole or in part, any or all subscriptions we receive in the Offering.

The shares are being offered only to investors in those states where we have registered this Offering or an exemption from securities registration is available. To properly subscribe for shares in the Offering, the appropriate sections of the Stock Order Form must be completed.

Expiration Dates of the Offering

This Offering will expire on December 31, 2014, unless extended in the discretion of the Board of Directors. We also reserve the right to terminate the Offering at any time.

Distribution

Shares are being offered by certain of our directors and officers, none of whom will receive any commissions or other remuneration in connection with these activities. They may however be reimbursed for reasonable expenses incurred as a result of such activities. We are offering the shares on a best efforts basis, and we are not required to issue any minimum number of shares in this offering. In reliance on Rule 3a4-1 of the Securities Exchange Act of 1934, we believe that our directors and officers who are engaged in the sale of the shares will not be deemed to be broker and/or dealers.

In addition, we have engaged Allen Mooney & Barnes Brokerage Services, LLC (hereinafter referred to as AMB) as a broker-dealer to assist in the sale of up to 320,000 of our shares on a best-efforts basis. PMHC and AMB have entered into a letter agreement (hereinafter referred to as the Agreement), pursuant to which PMHC agrees to pay AMB:

1.	A commission payment of 25 basis points per share for up to 320,000 shares sold in Alabama or Virginia (hereinafter referred to as the Commission); and

2.	Out of pocket expenses not to exceed $5,000, subject to AMB providing detailed receipts of the expenses.

Simultaneously with the receipt by PMHC of the gross proceeds of any shares sold in Alabama or Virginia, PMHC shall pay to AMB the Commission (calculated on the gross proceeds received at such closing). In addition to the Commission, PMHC shall from time to time upon request (and at each closing), reimburse AMB for its reasonable out-of-pocket expenses; provided, however, that such reimbursements shall not exceed $5,000 in the aggregate and that AMB must provide to us detailed receipts for such expenses.

AMB Associate Vice President Kimberly Dixon will be assisting in the sales of shares. Ms. Dixon is the wife of PMHC’s Chief Executive Officer Sammie Dixon. Ms. Dixon’s sales activity will be overseen by AMB Chief Compliance Officer Carla Roach. PMHC elected to utilize the services of AMB to serve as a broker-dealer based upon AMB’s experience and the flexibility of the compensation structure. The Board of Directors of PMHC and the Partners of AMB do not believe the relationship between Ms. Dixon and Mr. Dixon presents any conflict of interest that will not be mitigated by Ms. Roach’s supervision.

In the Agreement, the obligations of AMB are subject to various customary conditions. The Agreement also provides for indemnification arrangements arising from certain liabilities. To the extent such liabilities occur as a consequence of the occurrence of violations of the Securities Act of 1933, as amended, we have been advised that in the opinion of the Securities and Exchange Commission such arrangements are in direct contravention of the public policy as expressed in that Act and are unenforceable.

No Conditions to Closing

There are no conditions or minimum amount required to close this Offering. We will accept subscriptions and issue shares regardless of the amount of subscriptions we receive.

Procedures for Subscribing for Shares

Persons who wish to participate in this Offering must deliver to us a properly completed and executed Stock Order Form, together with payment of the aggregate subscription price for the shares being purchased. Payment must be by check or money order made payable to “Prime Meridian Holding Company.” Payment should be made sufficiently in advance of the expiration of any Offering period to ensure that payment is received by such date.

The Stock Order Form and payment of the subscription price should be delivered to:

Prime Meridian Holding Company

Sammie D. Dixon, Jr., Chief Executive Officer

1897 Capital Circle NE, Second Floor

Tallahassee, Florida 32308

Offering Price

The Board of Directors established the Offering price for the shares after consultation with FIG Partners, LLC and by considering several factors, including our financial and operational condition, the liquidity character of the stock, the price paid for the most recent sales of our Common Stock, and the current economic environment and related market conditions for stock in bank holding companies of comparable size and scope as PMHC. The Offering price does not necessarily bear any relationship to the book value of our assets, past operations, cash flows, profits, financial condition, or any other established criteria for value. You should not consider the Offering price as an indication of our present or future value.

Purchase Limitations

The Board of Directors of PMHC reserves the right to reject any subscriptions, in whole or in part, which means we have discretion to limit your purchase. The minimum subscription size we will accept is for 500 shares, or $6,250. The maximum subscription size we will accept is for 80,000 shares or $1,000,000. Shares also will not be issued to any person who, in our opinion, would be required to obtain prior clearance or approval from any state or federal regulatory authority to own or control such securities, unless such person has obtained such approval.

Furthermore, no person will be allowed to purchase shares which when aggregated with current holdings, would result in the person owning more than 9.9% of the outstanding shares at the conclusion of the Offering, without prior approval of PMHC’s regulators. This prohibition applies to persons acting individually or together with associates of, or persons acting in concert with such person. Under federal regulations, a rebuttable presumption of concerted action will occur, or an individual will be considered to be a related party, under the following situations:

•

a person will be presumed to be acting in concert with the members of the person’s immediate family (which includes a person’s spouse, father, mother, step-parent, children, step-children, brothers, step-

brothers, sisters, step-sisters, and grandchildren; the father, mother, brothers, and sisters of the person’s spouse; and the spouses of the foregoing);

•	a company and any controlling shareholder, partner, trustee, or management official of that company, if both the company and the person own voting securities of the company;

•	companies under common control;

•	persons that are parties to any agreement, contract, understanding, relationship, or other arrangement, whether written or otherwise, regarding the acquisition, voting, or transfer of control of voting securities of a bank or bank holding company, other than through a revocable proxy as described in Section 225.42(a)(5) of the Federal Reserve Regulations 12 CFR 225.42(a)(5);

•	persons that have made, or propose to make, a joint filing under Sections 13 or 14 of the Securities Exchange Act of 1934 (15 U.S.C. Sections 78m or 78n), and the rules promulgated thereunder by the Securities and Exchange Commission; or

•	a person and any trust for which the person serves as trustee.

Closings

We expect to conduct multiple closings of this Offering at the discretion of the Board and issue shares promptly after each closing. If the Offering terminates for any reason without the release of any subscription proceeds to us, all subscription proceeds will promptly be returned to subscribers, without accrued interest or deduction for expenses.

DESCRIPTION OF SECURITIES

Common Stock

PMHC has 9,000,000 shares of authorized Common Stock, par value $0.01, per share. As of March 31, 2014, there were 1,691,621 shares of the Common Stock issued and outstanding. Each share of Common Stock has the same relative rights and is identical in all respects with every other share of Common Stock. The holders of Common Stock are entitled to elect the members of the Board of Directors and are entitled to vote as a class on all matters required or permitted to be submitted to the shareholders. Holders of Common Stock do not have cumulative voting rights, which means that each holder may cast only one vote for each share owned on any particular matter or director.

The holders of Common Stock are entitled to dividends and other distributions if, as, and when, declared by our Board of Directors out of assets legally available for that purpose. Upon the liquidation, dissolution or winding up of the Company, the holder of each share of Common Stock is entitled to share ratably, based on the number of shares held, in the Company’s assets remaining after payment of all of our debts and liabilities. All shares of Common Stock outstanding are fully paid and nonassessable. Holders of our Common Stock do not have preemptive or other rights to subscribe for or purchase any additional shares of Common Stock which we may issue in the future. If additional shares of our Common Stock are issued, such new shares would have the same voting and other rights and privileges as the currently issued and outstanding shares of Common Stock, including the right to cast one vote per share on all matters and to participate in dividends when and to the extent declared and paid. There are no redemptive or sinking fund provisions applicable to the Common Stock.

Preferred Stock

PMHC has 1,000,000 shares of authorized, but undesignated Preferred Stock. To issue Preferred Stock will require the approval of the shareholders of PMHC. Preferred Stock may have certain preferences over the Common Stock regarding voting, dividend, and liquidation rights.

If shares of Preferred Stock or securities that are convertible into, exchangeable for, or exercisable for shares of Common Stock are authorized and issued, our existing shareholders could, depending upon the price realized, experience dilution of earnings per share and voting power. If shares of our Preferred Stock are issued, such new shares would have the rights, preferences and limitations as determined by the Board of Directors, and as approved by our shareholders.

INDEMNIFICATION

Under Florida law, a corporation may indemnify its directors and officers against liability if the director or officer acted in good faith and with a reasonable belief that his actions were in the best interests of the corporation, or at least not adverse to the corporation’s best interests, and, in a criminal proceeding, if the individual had no reasonable cause to believe that the conduct in question was unlawful. Under Florida law, a corporation may not indemnify an officer or director against liability in connection with a claim by, or in the right of, the corporation in which such officer or director was adjudged liable to the corporation or in connection with any other proceeding in which the officer or director was adjudged liable for receiving an improper personal benefit. However, a corporation may indemnify against the reasonable expenses associated with such proceeding. A corporation may not indemnify against breaches of the duty of loyalty. Florida law provides for mandatory indemnification against all reasonable expenses incurred in the successful defense of any claim made or threatened, regardless of whether such claim was by or in the right of the corporation, unless limited by the corporation’s Articles of Incorporation. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, regardless of whether the director or officer met the good faith and reasonable belief standards of conduct set out in the statute. Unless otherwise stated in the Articles of Incorporation, officers of a corporation are also entitled to the benefit of the above statutory provisions.

Consistent with Florida law, both the PMHC’s and the Bank’s Bylaws provide for the indemnification of our directors or officers to the fullest extent permitted by applicable law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is therefore unenforceable.

SUPERVISION AND REGULATION

General

As a one-bank holding company, we are subject to an extensive body of state and federal banking laws and regulations which impose specific requirements and restrictions on virtually all aspects of our operations. We are affected by government monetary policy and by regulatory measures affecting the banking industry in general.

The following is a brief summary of some of the statutes, rules, and regulations that affect Prime Meridian’s operations. This summary is qualified in its entirety by reference to the particular statutory and regulatory provision referred to below, and is not intended to be an exhaustive description of the statutes or regulations applicable to our business. Any change in applicable laws or regulations may have a material adverse effect on our business.

Prime Meridian Holding Company

PMHC is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended (“BHCA”). As such, we are required to file semi-annual and annual reports and other information with the Federal Reserve regarding our business operations and those of our subsidiary. We are also subject to the supervision of, and to periodic inspections by, the Federal Reserve.

The BHCA generally requires every bank holding company to obtain the prior approval of the Federal Reserve before:

•	acquiring all or substantially all of the assets of a bank;

•	acquiring direct or indirect ownership or control of 5% or more of the voting shares of any bank or bank holding company; or

•	merging or consolidating with another bank holding company.

Depending on the particular circumstances, the BHCA and the Change in Bank Control Act, together with regulations promulgated by the Federal Reserve, require that either the Federal Reserve’s approval must be obtained or notice must be furnished to the Federal Reserve and not disapproved prior to any person or company, excluding a bank holding company, acquiring control of a bank holding company, subject to certain exemptions. Control is conclusively presumed to exist when an individual or company acquires 25% or more of any class of voting securities of a bank holding company. Control is rebuttably presumed to exist if a person acquires 10% or more, but less than 25%, of any class of voting securities and either the bank holding company has registered securities under Section 12 of the Securities Exchange Act of 1934 or no other person owns a greater percentage of that class of voting securities immediately after the transaction.

Additionally, the BHCA provides that the Federal Reserve may not approve any of these transactions if it would result in a monopoly, substantially lessen competition, or otherwise function as a restraint of trade, unless the anti-competitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. The Federal Reserve’s consideration of financial resources generally focuses on capital adequacy, which is discussed below. As a result of the USA PATRIOT Act, the Federal Reserve is also required to consider the record of a bank holding company and its subsidiary bank(s) in combating money laundering activities in its evaluation of bank holding company merger or acquisition transactions.

Except as authorized by the BHCA and Federal Reserve regulations or order, a bank holding company is generally prohibited from acquiring direct or indirect control of 5% or more of the voting shares of any company engaged in any business other than the business of banking or managing and controlling banks. The primary exception allows a bank holding company to own shares in any company whose activities have been determined by the Federal Reserve to be so closely related to banking or to managing or controlling banks that ownership of shares of that company is appropriate. Activities the Federal Reserve has determined by regulation to be so closely related to the business of banking as to be permissible for bank holding companies, include:

•	making or servicing loans and certain types of leases;

•	engaging in certain insurance activities;

•	performing certain data processing services;

•	acting in certain circumstances as a fiduciary or investment or financial advisor;

•	providing management consulting services;

•	owning savings associations; and

•	making investments in corporations or projects designed primarily to promote community welfare.

In accordance with Federal Reserve Policy, a bank holding company is expected to act as a source of financial strength to its subsidiary banks. In adhering to the Federal Reserve’s policy, we may be required to provide financial support to the Bank at a time when, absent such Federal Reserve Policy, it might not be deemed advisable to provide such assistance. Under the BHCA, the Federal Reserve may also require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary (other than a nonbank subsidiary of a bank) upon the Federal Reserve’s determination that the activity or control constitutes a serious risk to the financial soundness or stability of any subsidiary depository institution of the bank holding company. Further, federal bank regulatory authorities have additional discretion to require a bank holding company to divest itself of any bank or nonbank subsidiary if the agency determines that divestiture may aid the depository institution’s financial condition. The Dodd-Frank Act codified the Federal Reserve’s policy on serving as a source of financial strength. Such support may be required at times when, absent this Federal Reserve policy, a holding company may not be inclined to provide it. A bank holding company, in certain circumstances, could be required to guarantee the capital plan of an undercapitalized banking subsidiary.

The Federal Reserve’s authority was expanded through FIRREA to prohibit activities of bank holding companies and their nonbanking subsidiaries which represent unsafe and unsound banking practices, or which constitute violations of laws or regulations. FIRREA increased the amount of civil money penalties which the Federal Reserve can assess for activities conducted on a knowing and reckless basis, if those activities caused a substantial loss to a depository institution. The penalties can be as high as $1.0 million for each day the activity continues. FIRREA also expanded the scope of the individuals and entities against which such penalties may be assessed.

Prime Meridian Bank

As a state-chartered commercial bank, the Bank is subject to the supervision and regulation of the OFR and the FDIC. Our deposits are insured by the FDIC for a maximum of $250,000 per account ownership category. For this protection, we must pay a semi-annual statutory assessment and comply with the rules and regulations of the FDIC. The assessment levied on a bank for deposit insurance varies, depending on the capital position of each bank, and other supervisory factors. Currently, we are subject to the statutory assessment.

The Federal Deposit Insurance Act provides that, in the event of the “liquidation or other resolution” of a bank, the claims of depositors of the bank, including the claims of the FDIC as subrogee of insured depositors and certain claims for administrative expenses of the FDIC as a receiver, will have priority over other general unsecured claims against a bank. If a bank fails, insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, nondeposit creditors and shareholders.

Areas regulated and monitored by the bank regulatory authorities include:

•	security devices and procedures;

•	adequacy of capitalization and loss reserves;

•	loans;

•	investments;

•	borrowings;

•	deposits;

•	mergers;

•	issuances of securities;

•	payment of dividends;

•	establishment of branches;

•	corporate reorganizations;

•	transactions with affiliates;

•	maintenance of books and records; and

•	adequacy of staff training to carry out safe lending and deposit gathering practices.

Restrictions on Transactions with Affiliates and Loans to Insiders

Sections 23A and 23B of the Federal Reserve Act restrict transactions by banks with their affiliates. An affiliate of a bank is any company or entity which controls, is controlled by, or is under common control with the bank. Generally, Sections 23A and 23B (i) limit the extent to which a bank or its subsidiaries may engage in “covered transactions” with any one affiliate to an amount equal to 10% of that bank’s capital stock and surplus (i.e., tangible capital); and (ii) require that all such transactions be on terms substantially the same, or at least as favorable to the bank or subsidiary, as those provided to a nonaffiliate. The term “covered transaction” includes the making of loans, purchase of assets, issuance of a guarantee, and other similar types of transactions.

The Dodd-Frank Act expanded the scope of Section 23A, and going forward, will include investment funds managed by an institution as an affiliate as well as other hurdles. In addition, the Dodd-Frank Act expanded coverage of transactions with insiders by including credit exposure arising from derivative transactions (which transactions are also covered by the expansion of Section 23A). The Bank has not engaged in derivative transactions. The Dodd-Frank Act prohibits an insured depository institution from purchasing or selling an asset to an executive officer, director, or principal shareholder (or any related interest of such a person) unless the transaction is on market terms. If the transaction exceeds 10% of the institution’s capital, it must be approved in advance by a majority of the disinterested directors.

A bank’s authority to extend credit to executive officers, directors and shareholders with greater than 10% ownership, as well as entities controlled by such persons, is subject to Sections 22(g) and 22(h) of the Federal Reserve Act and Regulation O promulgated thereunder by the Federal Reserve. Among other things, these loans must be made on terms substantially the same as those offered to unaffiliated individuals. The amount of loans a bank may make to these persons is based, in part, on the bank’s capital position certain approval procedures must be followed in making loans which exceed specified amounts.

Anti-tying Restrictions

Bank holding companies and affiliates are prohibited from tying the provision of services, such as extensions of credit, to other services offered by a holding company or its affiliates.

Capital Adequacy Requirements

Banks are subject to regulatory capital requirements imposed by the Federal Reserve and the FDIC. Until a bank holding company’s assets reach $500 million, the risk-based capital and leverage guidelines issued by the Federal Reserve are applied to bank holding companies on a nonconsolidated basis, unless the bank holding company is engaged in nonbank activities involving significant leverage or has a significant amount of outstanding debt held by the general public. Instead, a bank holding company with less than $500 million in assets generally applies the risk-based capital and leverage capital guidelines on a bank only basis and must only meet a debt-to-equity ratio at the holding company level. The FDIC risk-based capital guidelines apply directly to insured state-chartered banks, regardless of whether they are subsidiaries of a bank holding company. Both agencies’ requirements are substantially similar and establish minimum capital ratios in relation to assets, on an aggregate basis adjusted both for credit risks and off-balance sheet exposures. The risk weights assigned to assets are based primarily on credit risks. Under the guidelines, balance sheet and off-balance sheet assets are assigned one of four risk weights (0%, 20%, 50%, and 100%) primarily based on the relative credit risk of the counterparty. For example, claims guaranteed by the U.S. government or one of its agencies are risk-weighted at 0%. Off-balance sheet items, such as loan commitments and derivative financial instruments, are also assigned one of the above risk weights after calculating balance sheet equivalent amounts. Another example, certain loan commitments are converted at 50% and then risk-weighted at 100%. Derivative financial instruments are converted to balance sheet equivalents based on notional values, replacement costs and remaining contractual terms. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Capital is then classified into two categories, Tier 1 and Tier 2. Tier 1 capital consists of common and qualifying preferred shareholders’ equity, less goodwill and other adjustments. Tier 2 capital consists of mandatory convertible, subordinated, and other qualifying term debt, preferred stock not qualifying for Tier 1 capital, and a limited amount of allowance for credit losses, up to a designated percentage of risk-weighted assets. Under the risk-based guidelines, financial institutions must maintain a specified minimum ratio of “qualifying” capital to risk-weighted assets. At least 50% of an institution’s qualifying capital must be “core” or “Tier 1” capital, and the balance may be “supplementary” or “Tier 2” capital. In addition, the guidelines require banks to maintain a minimum leverage ratio standard of capital adequacy.

The leverage standard requires top-rated institutions to maintain a minimum Tier 1 leverage capital to assets ratio of 3%. All other institutions are required to maintain a Tier 1 leverage capital ratio of 4% or greater, based upon their particular circumstances and risk profiles. To be considered well capitalized, the leverage ratio for a bank holding company must be at least 5%. The guidelines further state that bank holding companies making acquisitions will be expected to maintain strong capital positions substantially above the minimum levels.

Federal banking regulators have adopted regulations revising the risk-based capital guidelines to further ensure that the guidelines take adequate account of interest rate risk. Interest rate risk is the adverse effect that changes in market interest rates may have on a bank’s financial condition and is inherent to the business of banking. Under the regulations, when evaluating a bank’s capital adequacy, the revised capital standards now explicitly include a bank’s exposure to declines in the economic value of its capital due to changes in interest rates. The exposure of a bank’s economic value generally represents the change in the present value of its assets, less the change in the value of its liabilities, plus the change in the value of its interest rate off-balance sheet contracts.

Federal bank regulatory agencies possess broad powers to take prompt corrective action when an insured depository institution and its holding company’s capital levels are deemed too low. The extent of these powers depends upon whether the institution in question is considered “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” or “critically under-capitalized.” Generally, when an institution is deemed to be less than “well capitalized,” the scope and severity of the agencies’ powers increase, ultimately permitting the agency to appoint a receiver for the institution. Business activities may also be influenced by an institution’s capital classification. For instance, only a “well capitalized” depository institution may accept brokered deposits without prior regulatory approval and can engage in various expansion activities with prior notice, rather than prior regulatory approval. However, rapid growth, poor loan portfolio performance or poor earnings performance, or a combination of these factors, could change the capital position of the Bank in a relatively short period of time. Failure to meet these capital requirements could subject the Bank to prompt corrective action provisions of the FDIC, which may include filing a plan with the appropriate bank regulatory authorities describing the means and a schedule for achieving the minimum capital requirements. In addition, the Bank would not be able to receive regulatory approval of any application that required consideration of capital adequacy, such as a branch or merger application, unless we could demonstrate a reasonable plan to meet the capital requirement within an acceptable period of time.

Effective January 1, 2015, community banks will become subject to new capital requirements, which will phase in an increase in the minimum capital ratios a bank must maintain for various capital categories and change the risk weighting of certain assets. In December 2010 and January 2011, the International Basel Committee on Banking Supervision (“Basel Committee”) published the final texts of reforms on capital, leverage and liquidity, which is referred to as “Basel III.” In early July 2013, the FDIC approved revisions to the capital adequacy guidelines and prompt corrective action rules that implement Basel III and address relevant provisions of the Dodd-Frank Act, including revising the definition of what constitutes “capital” for purposes of calculating those ratios.

The proposed new minimum capital level requirements applicable to the Company and the Bank will be: (i) a (new) common equity tier 1 capital ratio of 4.5%; (ii) a tier 1 capital ratio of 6% (increased from 4%); (iii) a total capital ratio of 8% (unchanged from current rules); and (iv) a tier 1 leverage ratio of 4% for all institutions. The rules eliminate the inclusion of certain instruments, such as trust preferred securities, from tier 1 capital. Instruments issued prior to May 19, 2010 will be grandfathered for companies with consolidated assets of $15 billion or less. The rules also establish a “capital conservation buffer” of 2.5% above the new regulatory minimum capital requirements, which must consist entirely of common equity tier 1 capital and would result in the following minimum ratios: (i) a common equity tier 1 capital ratio of 7.0%, (ii) a tier 1 capital ratio of 8.5%, and (iii) a total capital ratio of 10.5%. The new capital conservation buffer requirement will be phased in beginning in January 2016 at 0.625% of risk-weighted assets and would increase by that amount each year until fully implemented in January 2019. An institution would be subject to limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses if its capital level falls below the buffer amount. These limitations would establish a maximum percentage of eligible retained income that could be utilized for such actions.

As of March 31, 2014, the Bank was considered to be “well capitalized” with an 8.68% tier 1 leverage ratio; 13.67% tier 1 leverage risk-based capital ratio and 14.92% total risk-based capital ratio, well above the current capital minimum ratios to be considered “well capitalized.”

Branching

Under the Dodd-Frank Act, which was enacted on July 21, 2010, the national branching requirements were relaxed, and national banks and state banks are able to establish branches in any state if that state would permit the establishment of the branch by a state bank chartered in that state. Florida law permits a state bank to establish a branch of the bank anywhere in the state. Accordingly, under the Dodd-Frank Act, a bank with its headquarters outside the State of Florida may establish branches anywhere within Florida.

Deposit Insurance Assessments

Banks must pay assessments to the FDIC for federal deposit insurance protection. The FDIC has adopted a risk-based assessment system as required by FDICIA. Under this system, FDIC-insured depository institutions pay insurance premiums at rates based on their risk classification. Institutions assigned to higher risk classifications (that is, institutions that pose a higher risk of loss to their respective deposit insurance funds) pay assessments at higher rates than institutions that pose a lower risk. An institution’s risk classification is assigned based on its capital levels and the level of supervisory concern the institution poses to the regulators. In addition, the FDIC can impose special assessments in certain instances. The FDIC may terminate its insurance of deposits if it finds that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC.

Beginning April 1, 2009, the base assessment rates ranged from 10-14 basis points for Risk Category I institutions, up to 45 basis points for Risk Category IV institutions. Changes to the risk-based assessment system included increasing premiums for institutions that rely on excessive amounts of brokered deposits, including CDARS, increasing premiums for excessive use of secured liabilities, including Federal Home Loan Bank advances, lowering premiums for smaller institutions with very high capital levels, and adding financial ratios and debt issuer ratings to the premium calculations for banks with over $10 billion in assets, while providing a reduction for their unsecured debt. Either an increase in the Risk Category of the Bank or adjustments to the base assessment rates could have a material adverse effect on our earnings.

In addition, all institutions with deposits insured by the FDIC are required to pay assessments to fund interest payments on bonds issued by the Financing Corporation (“FICO”), a mixed-ownership government corporation established to recapitalize a predecessor to the Deposit Insurance Fund.

The Dodd-Frank Act, changes the basis for deposit assessments from a tax based on deposits to one based on assets. The assessment base will be calculated based on the average consolidated total assets of the financial institution minus its tangible equity. The Dodd-Frank Act also increases the minimum reserve ratio of the Deposit Insurance Fund, but the burden of the increase will be on institutions with total assets in excess of $10 billion.

Dividends

Our ability to pay cash dividends depends upon the amount of dividends that the Company is able to pay and that the Bank is permitted to pay by statutes or regulations. Additionally, the Florida Business Corporation Act provides that we may only pay dividends if the dividend payment would not render the company insolvent, or unable to meet our obligations as they come due. These provisions could have the effect of limiting our ability to pay dividends on the shares issued in this Offering.

As a Florida state-chartered bank, the Bank is subject to regulatory restrictions on the payment of dividends, including a prohibition of dividend payments from the Bank’s capital under certain circumstances without the prior approval of the OFR and the FDIC. Except with the prior approval of the OFR, all dividends of any Florida bank must be paid out of retained net profits from the current period and the previous two years, after deducting expenses, including losses and bad debts. In addition, a Florida state-chartered bank is required to transfer at least 20% of its net income to surplus until their surplus equals the amount of paid-in capital.

The Federal Reserve expects bank holding companies to serve as a source of strength to their subsidiary bank(s), which may require them to retain capital for investment in their subsidiary bank(s), rather than pay dividends to shareholders. As stated previously, the Bank may not pay dividends to PMHC, if, after paying those dividends, the Bank would fail to meet the required minimum levels under the risk-based capital guidelines and the minimum leverage ratio requirements. Payment of dividends by the Bank may be restricted at any time at the discretion of its applicable regulatory authorities, if they deem such dividends to constitute an unsafe and/or unsound banking practice.

Fiscal and Monetary Policies

The Bank’s business and earnings may be significantly affected by the fiscal and monetary policies of the federal government and its agencies. We are particularly affected by the policies of the Federal Reserve, which regulates the supply of money and credit in the United States. The instruments of monetary policy available to the Federal Reserve include (i) conducting open market operations in United States government securities; (ii) changing the discount rates of borrowings of depository institutions; (iii) imposing or changing reserve requirements against depository institutions’ deposits; and (iv) imposing or changing reserve requirements against certain borrowing by banks and their affiliates. These methods are used in varying degrees and combinations to directly affect the availability of bank loans and deposits, as well as the interest rates charged on loans and paid on deposits. For that reason alone, the policies of the Federal Reserve have a material effect on our earnings.

Other Laws

State usury and credit laws limit the amount of interest and other charges collected or contracted by a bank on loans. Our loans are subject to federal laws applicable to credit transactions, such as the:

•	Federal Truth-In-Lending Act, which governs disclosures of credit terms to consumer borrowers;

•	Community Reinvestment Act, which requires financial institutions to meet their obligations to provide for the total credit needs of the communities they serve, including loans to low and moderate-income borrowers;

•	Home Mortgage Disclosure Act, requiring financial institutions to disclose information, enabling public officials to determine whether a financial institution is fulfilling its obligations to meet the housing needs of the community it serves;

•	Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed, or other prohibitive factors in extending credit;

•	Real Estate Settlement Procedures Act, which requires lenders to disclose certain information regarding the nature and cost of real estate settlements, and prohibits certain lending practices, as well as limits escrow account amounts in real estate transactions;

•	Fair Credit Reporting Act, regulating the consumer credit reporting industry by requiring banks that deny credit based upon a credit report to advise the person that information in the credit report contributed to the denial;

•	The Fair Housing Act, prohibits discrimination in residential real estate related transactions based on race, color, national origin, religion, sex, familial status or handicap; and

•	The rules and regulations of various federal agencies charged with the responsibility of implementing such federal laws.

Our operations are also subject to the following:

•	Gramm-Leach-Bliley Act of 1999, which contains privacy provisions that requires us to maintain privacy policies intended to safeguard consumer financial information, to disclose these policies to our clients, and allow clients to “opt out” of having their financial service providers disclose their confidential financial information to nonaffiliated third parties, subject to certain exceptions;

•	Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and

•	Electronic Funds Transfer Act and Regulation E, which govern automatic deposits and withdrawals and clients’ rights and liabilities arising from the use of debit cards, automated teller machines, wire transaction and other electronic banking services.

Financial Modernization

The Gramm-Leach-Bliley Act of 1999 also sought to achieve significant modernization of the federal bank regulatory framework by allowing the consolidation of banking institutions with other types of financial services firms, subject to various restrictions and requirements. In general, the Gramm-Leach-Bliley Act repealed most of the federal statutory barriers, which separated commercial banking firms from insurance and securities firms and authorized the consolidation of such firms in a “financial services holding company.” We have no immediate plans to utilize the structural options created by the Gramm-Leach-Bliley Act, but may develop such plans in the future.

Anti-Money Laundering

After the September 11, 2001 terrorist attacks, the United States government acted in several ways to tighten control on activities perceived to be connected to money laundering and terrorist funding. A series of orders were issued, which identify terrorists and terrorist organizations, require the blocking of property and assets, and prohibit all transactions or dealings with such terrorists, terrorist organizations, and those that assist or sponsor them. Enacted in 2001, The USA PATRIOT Act accomplished the following:

•	substantially broadens existing anti-money laundering legislation and the extraterritorial jurisdiction of the United States;

•	imposes new compliance and due diligence obligations;

•	creates new crimes and penalties;

•	compels the production of documents located both inside and outside the United States, including those of foreign institutions that have a correspondent relationship in the United States; and

•	clarifies the safe harbor from civil liability to clients.

In addition, the Treasury issued regulations in cooperation with the federal banking agencies, the Securities and Exchange Commission, the Commodity Futures Trading Commission, and the Department of Justice, that:

•	require customer identification and verification;

•	expand the money-laundering program requirement to the major financial services sectors, including insurance and unregistered investment companies, such as hedge funds; and

•	facilitate and permits the sharing of information between law enforcement and financial institutions, as well as among financial institutions themselves.

The Treasury has also created the Treasury USA PATRIOT Act Task Force to work with other financial regulators, the regulated community, law enforcement, and consumers to continually improve the regulations. Recently, state and federal regulators have increased enforcement of the USA PATRIOT Act, the Bank Secrecy Act, and other Anti-Money Laundering laws and regulations.

Dodd-Frank Wall Street Reform and Consumer Protection Act

On July 21, 2010, President Obama signed the Dodd-Frank Act into law. The Dodd-Frank Act has had a broad impact on the financial services industry, imposing significant regulatory and compliance changes. These include the designation of certain financial companies as systemically significant, the imposition of increased capital, leverage, and liquidity requirements, and numerous other provisions designed to improve supervision and oversight of, and strengthen safety and soundness within, the financial services sector. Additionally, the Dodd-Frank Act has established a new framework of authority to conduct systemic risk oversight within the financial system to be distributed among new and existing federal regulatory agencies, including the Financial Stability Oversight Council, the Federal Reserve, the OCC, and the FDIC. The following items provide a brief description of certain key provisions of the Dodd-Frank Act.

•	Limitation on debit card transaction fees. The amount a provider can charge for debit card transaction fees, commonly referred to as interchange fees, is now limited to $0.21, plus 0.05% of the price of the transaction (plus $0.01, if the provider has certain fraud prevention standards in place).

•	Limitation on federal preemption. The ability of national banks and federal thrifts to rely upon federal preemption of state consumer financial laws has been significantly reduced.

•

Mortgage loan origination and risk retention. Additional regulatory requirements have been put in place that may affect our operations and result in increased compliance costs. For example, new standards have been created for all mortgage loan originations, requiring verification of a borrower’s ability to repay. In addition, the Dodd-Frank Act generally requires lenders or securitizers to retain an economic interest in the credit risk relating to loans the lender sells or mortgage and other asset-backed securities that the securitizer issues. The risk retention requirement generally will be 5%, but could be increased or decreased by regulation.

•	Imposition of restrictions on certain activities. New regulations are now required for the over-the-counter derivatives market, including requirements for clearing, exchange trading, capital, margin, and reporting. Additionally, the Dodd-Frank Act requires that certain swaps and derivatives activities be “pushed out” of insured depository institutions and conducted in nonbank affiliates.

•	Expanded FDIC resolution authority. While insured depository institutions have long been subject to the FDIC’s resolution process, the Dodd-Frank Act creates a new mechanism for the FDIC to conduct the orderly liquidation of certain “covered financial companies,” including bank and thrift holding companies and systemically significant nonbank financial companies.

•	Consumer Financial Protection Bureau (“CFPB”). A new independent CFPB has been created within the Federal Reserve. The CFPB is tasked with establishing and implementing rules and regulations under certain federal consumer protection laws with respect to the conduct of providers of certain consumer financial products and services. The CFPB has rulemaking authority over many of the statutes governing products and services offered to bank and thrift consumers.

•	Deposit insurance. The Dodd-Frank Act permanently raised the deposit insurance limit for insured deposit accounts from $100,000 to $250,000 per account ownership category.

•	Transactions with affiliates and insiders. The Dodd-Frank Act generally enhances the restrictions on transactions with affiliates under Section 23A and 23B of the Federal Reserve Act, including an expansion of the definition of “covered transactions.”

•	Enhanced lending limits. The Dodd-Frank Act strengthens the existing limits on a depository institution’s credit exposure to one borrower.

•	Corporate governance. The Dodd-Frank Act addresses many investor protection, corporate governance, and executive compensation matters that will affect most U.S. publicly traded companies. The Dodd-Frank Act: (i) grants stockholders of U.S. publicly traded companies an advisory vote on executive compensation; (ii) enhances independence requirements for compensation committee members; (iii) requires companies listed on national securities exchanges to adopt incentive-based compensation clawback policies for executive officers; and (iv) provides the Securities and Exchange Commission with authority to adopt proxy access rules that would allow stockholders of publicly traded companies to nominate candidates for election as a director and have those nominees included in a company’s proxy materials.

Many of the requirements of the Dodd-Frank Act will continue to be implemented over time and most will be subject to regulations implemented over the course of several years. To date, only a portion of the expected rules have been promulgated. Given the uncertainty associated with the manner in which the provisions of the Dodd-Frank Act will be implemented by the various federal banking regulatory agencies, the full extent of the impact such requirements will have on our operations is unclear.

Future Legislation

Various other legislative and regulatory initiatives, including proposals to overhaul the bank regulatory system, are from time to time introduced in Congress and state legislatures, as well as bank regulatory agencies. The latest example was the passing of the Dodd-Frank Act. Future legislation regarding financial institutions may change banking statutes and the operating environment of PMHC and the Bank in substantial and unpredictable ways, such as increasing or decreasing the cost of doing business, limiting or expanding permissible activities, or affecting the competitive landscape. The nature and extent of future legislative and regulatory changes affecting financial institutions is very unpredictable at this time.

LEGAL MATTERS

Certain legal matters, including, among other things, the validity of the shares of Common Stock offered hereby, have been passed upon by Adams and Reese LLP, Tallahassee, Florida, legal counsel to PMHC.

TRANSFER AGENT

The transfer agent for our common stock is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016-3572, telephone number (800) 368-5948.

EXPERTS

The audited financial statements of Prime Meridian as of December 31, 2013, and 2012, have been incorporated by reference herein from Prime Meridian’s Annual Report on Form 10-K for the year ended December 31, 2013, in reliance upon the report of Hacker, Johnson & Smith, P.A., an independent registered public accounting firm, upon the authority of that firm as experts in accounting and auditing.

You should rely only on the information contained in this Prospectus. We have not authorized anyone to provide you with information different from that contained in this Prospectus. We are offering to sell, and seeking offers to buy, securities only in jurisdictions where offers and sales are permitted. The information contained in this Prospectus is accurate only as of the date of this Prospectus, regardless of the time of delivery or of any sale of our common stock.

PRIME MERIDIAN

HOLDING COMPANY

Up to 1,200,000 Shares

of Common Stock

$12.50 per Share

June         , 2014

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the various expenses payable in connection with the sale and distribution of the securities being registered. All of such expenses will be paid by us. All of the amounts shown are estimates, except for the Securities and Exchange Commission registration fee.

Securities Exchange Commission registration fee	$1,932
Accounting fees and expenses	20,000
Legal fees and expenses	85,000
Blue sky fees and expenses	15,000
Printing and shipping	25,000
Edgar Filing	20,000
Transfer agent and registrar expenses	7,500
FINRA filing fee	500
Placement Agent commissions and expenses	17,500
Miscellaneous	107,568

Total	300,000

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under Florida law, a corporation may indemnify its directors and officers against liability if the director or officer acted in good faith and with a reasonable belief that his actions were in the best interests of the corporation, or at least not adverse to the corporation’s best interests, and, in a criminal proceeding, if the individual had no reasonable cause to believe that the conduct in question was unlawful. Under Florida law, a corporation may not indemnify an officer or director against liability in connection with a claim by or in the right of the corporation in which such officer or director was adjudged liable to the corporation or in connection with any other proceeding in which the officer or director was adjudged liable for receiving an improper personal benefit. However, a corporation may indemnify against the reasonable expenses associated with such proceeding. A corporation may not indemnify against breaches of the duty of loyalty. Florida law provides for mandatory indemnification against all reasonable expenses incurred in the successful defense of any claim made or threatened, regardless of whether such claim was by or in the right of the corporation, unless limited by the corporation’s Articles of Incorporation. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, regardless of whether the director or officer met the good faith and reasonable belief standards of conduct set out in the statute. Unless otherwise stated in the Articles of Incorporation, officers of a corporation are also entitled to the benefit of the above statutory provisions.

Consistent with Florida law, both the Company’s and the Bank’s Bylaws provide for the indemnification of our directors or officers to the fullest extent permitted by applicable law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors and officers, or to persons controlling us, pursuant to our Bylaws or Florida law, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES

In 2010, the Company sold 214,577 shares of common stock upon the exercise of outstanding stock purchase warrants. The aggregate proceeds from these sales were $2.02 million. The shares were issued in accordance with the contractual terms of the warrants and as part of a private placement pursuant to Section 4(2) of the Securities Act of 1933. The Company concluded such exemption was available due to the lack of any public solicitation and the familiarity of members of the Company’s Board of Directors with the purchasers.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following exhibits are filed with the Securities and Exchange Commission and are incorporated by reference into this Form S-1. Exhibits denominate with an (*) were previously filed as part of Form S-1 filed with the Securities and Exchange Commission on October 18, 2013, File No. 333-191801.

Exhibit Number	Description of Exhibit

1.1	Agreement with Allen Mooney & Barnes Brokerage Services LLC

*3.1	Articles of Incorporation

*3.2	Bylaws

*4.1	Specimen Common Stock Certificate

*4.2	2010 Articles of Share Exchange

5.1	Opinion of Adams and Reese LLP

*10.1	2007 Stock Option Plan (“2007 Plan”)

*10.2	Form of Non-Qualified Stock Option Agreement Under 2007 Plan

*10.3	Form of Incentive Stock Option Agreement Under 2007 Plan

*10.4	2012 Directors’ Compensation Plan (“2012 Plan”)

*10.5	Lease for Branch Location on Timberlane Road

*10.6	Agreement for Loan Review Services with Carr, Riggs & Ingram, LLC

*21.1	Subsidiaries of the Registrant

23.1	Consent of Adams and Reese LLP (contained in Exhibit 5.1)

23.2	Consent of Hacker, Johnson & Smith, P.A.

ITEM	17. UNDERTAKINGS

(a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any Prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii.	To reflect in the Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of Prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

2.	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

i.	If the registrant is relying on Rule 430B (Section 230.430B of the Act):

A.	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

B.	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

ii.	If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

5.

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing Prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.	The portion of any other free writing Prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Sammie D. Dixon, Jr. and Kathleen C. Jones and each of them (with full power to each of them to act alone), his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, including any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tallahassee, State of Florida on June 25, 2014.

PRIME MERIDIAN HOLDING COMPANY

By:	/s/ Sammie D. Dixon, Jr.
Sammie D. Dixon, Jr. Chief Executive Officer, President, and Principal Executive Officer

By:	/s/ Kathleen C. Jones
Kathleen C. Jones Chief Financial Officer, Executive Vice President, and Principal Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following person in the capacities indicated on April 11, 2014.

Name and Signature	Title	Date

/S/ SAMMIE D. DIXON, JR.* William D. Crona	Director	June 25, 2014

/S/ SAMMIE D. DIXON, JR.* Sammie D. Dixon, Jr.	CEO, President, Principal Executive Officer, & Director	June 25, 2014

/S/ SAMMIE D. DIXON, JR.* Steven L. Evans	Director	June 25, 2014

/S/ SAMMIE D. DIXON, JR.* R. Randy Guemple	Director	June 25, 2014

/S/ SAMMIE D. DIXON, JR.* Chris L. Jensen, Jr.	Director	June 25, 2014

/S/ KATHLEEN C. JONES Kathleen C. Jones	CFO, EVP, Principal Financial Officer & Director	June 25, 2014

Name and Signature	Title	Date

/S/ SAMMIE D. DIXON, JR.* Robert H. Kirby	Director	June 25, 2014

/S/ SAMMIE D. DIXON, JR.* Frank L. Langston	Director	June 25, 2014

/S/ SAMMIE D. DIXON, JR.* Todd A. Patterson, D.O.	Director	June 25, 2014

/S/ SAMMIE D. DIXON, JR.* L. Collins Proctor, Sr.	Director	June 25, 2014

/S/ SAMMIE D. DIXON, JR.* Garrison A. Rolle, M.D.	Director	June 25, 2014

/S/ SAMMIE D. DIXON, JR.* Steven D. Smith	Director	June 25, 2014

/S/ SAMMIE D. DIXON, JR.* Marjorie R. Turnbull	Director	June 25, 2014

/S/ SAMMIE D. DIXON, JR.* Richard A. Weidner	Director	June 25, 2014

*	Pursuant to Power of Attorney dated October 18, 2013.